

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 11-19-02
1-06961



02068220

December 18, 2002

John C. Partigan
Nixon Peabody LLP
Suite 900
401 9th Street, N.W.
Washington, DC 20004-2128

Act 1934
Section
Rule 14A-8
Public Availability 12/18/2002

Re: Gannett Co., Inc.
Incoming letter dated November 19, 2002

Dear Mr. Partigan:

This is in response to your letter dated November 19, 2002 concerning the shareholder proposal submitted to Gannett by Raymond L. Wehling. We also have received a letter from the proponent dated December 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT 06382



NIXON PEABODY LLP
ATTORNEYS AT LAW
Suite 900
401 9th Street, N.W.
Washington, D.C. 20004-2128
(202) 585-8000
Fax: (202) 585-8080
Direct Dial: (202) 585-8535
E-Mail: jpartigan@nixonpeabody.com

November 19, 2002



RECD S.E.C.
1086

VIA HAND DELIVERY

U.S Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Gannett Co., Inc./Shareholder Proposal of Raymond L. Wehling

Ladies and Gentlemen:

We are writing on behalf of our client, Gannett Co., Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The proposal (the "Proposal") was submitted by Mr. Raymond L. Wehling, a former employee of the Company. A copy of the Proposal is attached as Exhibit A-1.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from the 2003 Proxy Materials to be proper. We have also enclosed copies of all additional correspondence relating to the Proposal. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Wehling. Also enclosed is an additional copy of this letter, which we would appreciate having time-stamped and returned to our messenger.

For the reasons set forth below, the Company intends to omit the Proposal and the accompanying supporting statement from the 2003 Proxy Materials.

ALBANY, NY • BOSTON, MA • BUFFALO, NY • GARDEN CITY, NY • HARTFORD, CT • MANCHESTER, NH • McLEAN, VA

BACKGROUND

The Company received the Proposal from Mr. Wehling on May 17, 2002. See Exhibit A-1. The Proposal, although plagued by numerous grammatical and usage errors, appears to concern a proposed change in the administration of a Company retirement plan.

Mr. Wehling, a former part-time employee of the Company whose employment was terminated by the Company on July 3, 2001, had previously contacted the Company on numerous occasions relating to the Company's retirement plan. Initially, Mr. Wehling wrote to the Company regarding general questions about the calculation of his retirement benefits following his termination from the Company, and the Company responded to Mr. Wehling's questions. See Exhibits B-1 through B-4. In a letter dated November 23, 2001, however, Mr. Wehling both questioned the calculation of his retirement benefits and suggested changes to the retirement plan pursuant to which he was receiving benefits. See Exhibit B-5. Upon its review of the Company's retirement benefit calculation for Mr. Wehling, the Company identified a mistake in its initial calculation and issued a check to Mr. Wehling for the difference due. See Exhibit B-6.

Even after the Company remedied the error, Mr. Wehling continued to contact the Company about the retirement plan. In a letter dated January 24, 2002, Mr. Wehling requested that the Company post retirement plan worksheets and portions of the retirement plan document on bulletin boards in every operating unit of the Company as well as in the Company's newsletter. See Exhibit B-7. The Company responded with a letter on February 1, 2002 indicating that such materials were available at no charge to employees upon request. See Exhibit B-8. Thereafter, Mr. Wehling contacted several Company employees regarding his suggested changes to the retirement plan, including discussions with various employees at the Company's 2002 Annual Meeting of Shareholders. See Exhibit B-9.

The first letter containing the Proposal was received by the Company on May 17, 2002. Enclosed with Mr. Wehling's cover letter and the Proposal was (i) a copy of a April 2002 individual retirement account statement from USB PaineWebber Inc. which lists 175 shares of common stock of the Company in Account Number NL0151304 and (ii) an appointment of legal proxy to Mr. Wehling from USB PaineWebber to vote 175 shares at the Company's 2002 Annual Meeting of Shareholders.

On May 29, 2002, the Company sent to Mr. Wehling, via overnight mail, a letter indicating that he had failed to satisfy the eligibility requirements to submit the Proposal. See Exhibit B-10. Mr. Wehling responded in a letter dated June 10, 2002, but again failed to provide the required eligibility information. See Exhibit B-11. The Company received a second letter from Mr. Wehling, dated October 23, 2002, in which Mr. Wehling submitted the identical Proposal. See Exhibit A-2. Enclosed with this letter was a copy of a letter from USB Paine Webber indicating that Mr. Wehling's 175 shares of the Company had been held continuously since October 4, 2001. Within the text of the cover letter, Mr. Wehling indicated that he intended to own the shares at least until the year 2008.

A brief chronology of the relevant dates is set forth below:

Date	Event
May 13, 2002	Proposal is mailed by Mr. Wehling.
May 17, 2002	Proposal is received by the Company.
May 29, 2002	Company's 14-day notice of defects is sent by overnight mail.
May 30, 2002	Company's 14-day notice of defects is received by Mr. Wehling.
June 10, 2002	Letter is sent by Mr. Wehling which does not correct the procedural deficiencies of the Proposal.
October 23, 2002	Second letter is sent by Mr. Wehling which addresses the procedural deficiencies of the Proposal, but is sent after the 14-day response deadline.

REASONS FOR OMISSION

The Company believes the Proposal may be properly omitted from the Company's 2003 Proxy Materials pursuant to the following rules:

- Rules 14a-8(b) and 14a-8(f)(1), because Mr. Wehling failed to establish the requisite eligibility to submit the Proposal within 14 calendar days from the date he received written notice from the Company of his eligibility deficiencies;

- Rules 14a-8(i)(3) and 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials;

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance and is in furtherance of Mr. Wehling's personal interests; and

- Rule 14a-8(i)(7), because it involves the administration of a retirement plan which is a matter of ordinary business operations of the Company.

Accordingly, the Company requests that the Staff advise the Company that it will not recommend enforcement action if the Proposal is omitted from the 2003 Proxy Materials.

DISCUSSION

I. ***The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because Mr. Wehling failed to establish his eligibility to submit the Proposal within 14 calendar days from the date he received written notice from the Company of his eligibility deficiencies.***

The Proposal may be excluded under Rule 14a-8(f)(1) because Mr. Wehling did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) within 14 days from the date Mr. Wehling received notification by the Company of his eligibility deficiencies. Rule 14a-8(b)(1) provides that a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Upon receipt of Mr. Wehling's letter dated May 13, 2002, the Company's review of its stock ownership records showed that Mr. Wehling was not currently a record owner of the Company's common stock, and had not been one during the relevant period.

The information provided in Mr. Wehling's letter dated May 13, 2002 and its enclosures also failed to meet the alternative requirements for verifying his eligibility to submit a shareholder proposal contained in Rule 14a-8(b)(2). Neither the retirement account statement nor the legal proxy that Mr. Wehling included with his letter verified that the record holder of the shares, USB PaineWebber, had met the one-year holding period. Furthermore, there was no indication in the May 13, 2002 letter that the shareholder intended to hold the required amount of shares until the date of the 2003 Annual Meeting of Shareholders. See Exhibit A-1.

As a result, on May 29, 2002, which was within 14 days of the Company's receipt of the Proposal, the Company sent to Mr. Wehling, via overnight mail, a letter indicating that he had failed to satisfy the eligibility requirements to submit the Proposal. The letter further advised Mr. Wehling that, in order to satisfy the requirements, he must submit to the Company (i) a written statement from the record shareholder verifying that Mr. Wehling has owned his shares continuously for a period of one year as of time of submitting the proposal and (ii) a written statement from Mr. Wehling that he intends to hold such shares through the date of the Company's 2003 Annual Meeting of Shareholders. The Company's letter indicated that his response was required to be sent to the Company no later than 14 days from the date that he received the Company's letter. The Company received confirmation from the courier company that Mr. Wehling received the letter on May 30, 2002. Mr. Wehling did not cure the defects described in the Company's letter within the required 14-day period.

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of any eligibility defects and the proponent fails to correct the defects within 14 days. See Staff Legal Bulletin No. 14, (July 13, 2001) ("SLB 14"). The Company satisfied its obligation under Rule 14a-8 through its May 29, 2002 letter to Mr. Wehling, which clearly stated:

- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i); and

- that Mr. Wehling's response had to be sent to the Company within 14 days after his receipt of the Company's letter.

The Staff has on numerous occasions taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1) within 14 days after receipt of proper notification by the Company of the eligibility deficiency. See, e.g., Comprehensive Care Corp. (April 15, 2002); Xcel Energy Inc (February 26, 2002); and Exxon Mobil Corporation (January 23, 2001). Mr. Wehling's October 23, 2002 resubmission of the Proposal and related materials should be disregarded because it was received after the expiration of the 14-day response deadline. See SLB 14, Question 3. Accordingly, the Company is of the view that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

II. ***The Proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because it is impermissibly vague and indefinite, and therefore misleading.***

A shareholder proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(3) where it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that a proposal is misleading and excludable under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and indefinite that neither shareholders voting on the proposal nor the Company implementing the proposal would be able to determine the exact actions the Proposal requires. See, e.g., Philadelphia Electric Co. (July 30, 1992); The Procter & Gamble Company (October 25, 2002); and PG&E Corporation (March 1, 2002). See also Occidental Petroleum Corp. (February 11, 1991) ("proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal.")

Similarly, a shareholder proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(6) if it would be subject to different interpretations by shareholders voting on the proposal. Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if "the company would lack the power or authority to implement the proposal." The Staff has recognized that a company lacks the power or authority to implement a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (January 14, 1992).

The Proposal is ambiguous and difficult – if not impossible – to comprehend and, therefore, would be subject to differing interpretations by shareholders voting on the Proposal. The most obvious flaw of the Proposal is that it contains so many grammatical errors that it is virtually incoherent. For example, the fourth paragraph reads exactly as follows:

> "THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest the retirement plan are to review their Calculation work sheet prior to forwarding to Gannett Corporate Headquarters and receive copies of all work sheets also ask them if they need a current copy of

> Summary of Plan Benefits. When an employee leave, the Gannett Company, without requesting it writing."

It is not clear what the phrase beginning with "[w]hen an employee leave" is intended to mean. Words may have been omitted from the phrase or, perhaps, the phrase relates, despite the punctuation, to the first sentence. The phrase leaves the reader guessing about what should happen when "an employee leave." The first sentence also may be subject to different interpretations. For example, does the Company need to develop a way of insuring that all employees vest in a retirement plan? Or does the Proposal concern employees who are already vested in the retirement plan? Although we believe similar ambiguities permeate the entire Proposal, we also specifically note that it is indiscernible what "changes to the Summary of Plan Benefits" are required to be made by the Board of Directors pursuant to Paragraph 5.

Lastly, in addition to being vague and indefinite, the Proposal also contains false and misleading statements which are contrary to Rule 14a-9 and which warrant exclusion of the Proposal under Rule 14a-8(i)(3). The second paragraph implies that the Company engages in "discrimination" because employees must request work sheets and also indicates that the Company ". . . feels employees do not or will not review work sheets and just toss [the] work sheets out." The Proponent offers no factual support for either of these statements. According to Rule 14a-9, misleading materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note (b) to Rule 14a-9. Since neither of the assertions attacking the reputation of the Company has been supported by facts, each is misleading and therefore provides additional grounds for excluding the Proposal under Rule 14a-8(i)(3).

We note that the Staff, under limited circumstances, permits shareholders to revise their shareholder proposals by deleting or revising false and misleading statements and clarifying vague terms. See SLB 14. However, the Staff has indicated that "when a proposal . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal . . . as materially false and misleading." Id. Furthermore, the Staff has indicated that the review of proposals that have obvious deficiencies ". . . is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under Rule 14a-8." Id. Accordingly, due to the number of corrections that would be required to bring the Proposal into compliance with the proxy rules, Mr. Wehling should not be afforded an opportunity to revise the Proposal. Thus, exclusion of the entire Proposal (with no opportunity to resubmit) from the 2003 Proxy Materials is warranted under Rules 14a-8(i)(3) and 14a-8(i)(6).

III. ***The Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance of Mr. Wehling.***

Rule 14a-8(i)(4) provides that a shareholder proposal may be omitted if it:

> ". . . relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or *to further a personal interest, which*

> *is not shared by the other shareholders at large.*" (emphasis added).

In proposing to broaden the scope for excluding proposals under former Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission indicated in the proposing release that the purpose of the rule was to provide shareholders with a means of communicating with other shareholders on matters of interest to them as shareholders and not as ". . . a means for a person to air or remedy some personal claim or grievance or to further some personal interest." See Release No. 34-19135 (October 14, 1982).

We believe Mr. Wehling is attempting to use the Company's proxy statement as a means of publicizing his personal dissatisfaction with a Company retirement plan. While the Company has remedied the miscalculation of his retirement benefits, Mr. Wehling continues to contact the Company about his perceived problems with the retirement plan. This is in spite of the fact that he is no longer employed by the Company and has already received all of his retirement benefits from the Company.

Although the details of the Proposal are unclear, the general subject matter of the Proposal is a familiar one both to the Company and Mr. Wehling. The Proposal is nothing more than a continuation of Mr. Wehling's correspondence with the Company prior to submitting the Proposal. See Exhibits B-1 through B-8. While it appears Mr. Wehling has attempted to draft the Proposal in a manner that superficially relates to matters of general interest, he deviates in Paragraph 3 by citing his personal experience with the Company's retirement plan:

> "WHEREAS, My initial Lump Sum Benefit Due at Termination Was $ 7,040.22. After I reviewed the requested a copies of all Work Sheets. The Gannett Company on 11/27/01 my Lump Sum Benefit Due At. Termination was changed to $8,097.26" [sic]

The Staff has previously excluded shareholder proposals from former employees who have used the shareholder proposal process as a forum to vent their personal dissatisfaction with their former employer. Phillips Petroleum Company (March 12, 2001) (proposal requiring midyear shareholder reports was excludable as a personal grievance, where proponent was a former employee who was terminated by the company); and Pyramid Technology Corporation (November 4, 1994) (proposal requiring company executives to be personally responsible for legal fees arising from insider transactions was excludable as a personal grievance, where proponent was a former employee who was terminated by the company). In both of the letters cited above, the proponent's conduct prior to the submission of the shareholder proposal made it clear that the proposal was motivated by the proponent's personal interest in annoying, harassing or embarrassing the company rather than the shareholders' interest at large. Furthermore, we note that the Staff granted the no-action request in each of the letters referenced above even though neither of the proponents would have benefited disproportionately in relation to other shareholders if their proposals had been approved.

Similar to the proponents in Phillips Petroleum Company and Pyramid Technology Corporation referenced above, Mr. Wehling is a former employee who has submitted a proposal because he is dissatisfied with his former employer. Mr. Wehling's prior conduct and his specific reference in the Proposal to his personal experience clearly indicate that the Proposal is motivated by Mr. Wehling's personal dissatisfaction with how the Company handled his retirement benefits. The fact that the Company initially miscalculated his retirement benefit is not a matter of interest to other shareholders that was intended to be addressed in the shareholder proposal process. Accordingly, the Company is of the view that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(4).

IV. ***The Proposal may be excluded under Rule 14a-8(i)(7) because it is directed towards the operation of a retirement plan, which is a matter of ordinary business operations.***

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release 34-40018 (May 21, 1998) (the "1998 Release").

The Staff has consistently taken the position that matters concerning employee benefit plans and the administration of those plans are not proper subjects for shareholder proposals. Specifically, the Staff has concurred with the position that shareholder proposals concerning retirement plans may be omitted under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) on the basis that such proposals deal with matters relating to the company's ordinary business operations. See, e.g., BB&T Corporation (January 29, 2002) (proposal to discontinue charging fees to the accounts of 401(k) plans); Lockheed Martin Corporation (February 1, 1999) (proposal to change the dividend payments of ESOP/401(k) plan); General Electric Company (January 25, 1999) (proposal to amend pension plan); CIGNA Corporation (December 21, 1998) (proposal to increase pension benefits); The Kroger Company (March 18, 1998) (proposal to require a search for a replacement of the advisor and trustee of the registrant's 401(k) employee retirement plan and determine whether such action would eliminate administrative fees); Lockheed Martin Corporation (February 2, 1998) (proposal recommending revision of retirement plan to broaden scope of credit for employee service); and Cincinnati Financial Corporation (February 20, 1996) (proposal to amend retirement plan to permit certain participants to roll out funds into an investment instrument of their own choosing).

Although the details of the Proposal are unclear, it appears to have something to do with the delivery of information to employees of the Company. We note that the Company scrupulously follows all of the procedures required by ERISA and its plan documents in connection with the administration of its retirement plan, and the proponent's request that the Company provide additional information to its employees is clearly within the prerogative of management. Accordingly, exclusion of the Proposal from the 2003 Proxy Materials is warranted under Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Company intents to omit the Proposal from the 2003 Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2003 Proxy Materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Company intends to release definitive copies of the 2003 Proxy Materials to its shareholders on or about March 21, 2003. Accordingly, we request that the Commission respond as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (202) 585-8535. If possible, we would appreciate it if the Staff would send a copy of its response to this request to me by fax at (202) 585-8080 when it is available.

Thank you for your attention to this matter.

Sincerely,



John C. Partigan

Enclosures

cc: Raymond L. Wehling
Thomas L. Chapple
Todd A. Mayman

EXHIBIT A-1

Letter from Raymond L. Wehling to Douglas H. McCorkindale dated May 13, 2002

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

May 13, 2002

Douglas H. McCorkindale Chief Executive Officer, Gannett Company Inc., 7950 Jones Branch Drive, Mclean, VA 22107

Dear Douglas H. McCorkindale

Subj.: Shareholder Proposal concerning employment rights submitted for the May 2003 Annual Stockholders Meeting.

I attended the Attended the 2002 Annual Stockholders Meeting as you know and had some very entrusting talks to various Company personnel a Ms. Tara Leah Witmer and a Mr. Thomas E. Burgum and that is why I am submitting this shareholder Proposal for a vote Enc. 1 on page two (2) of this letter.

I am enclosing the Legal Proxy given to me by USB PaineWebber INC. for 175 share of Gannett Stock and April 2002 IRA Roll over account page 2 which list 175 shares of Gannett stock in my name.

Sincerely



Raymond L. Wehling

SHAREHOLDER PROPOSAL

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not to have the employee review the Gannett Retirement Calculation Work Sheet prior to submitting to Gannett Corporate Headquarters with out a request in writing and.

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not give Gannett Retirement Calculation Work Sheets or the Pension Equity Method work sheets for employees who are vest in the retirement plan but leave the Company prior to normal retirement age, they (employee) must request those work sheets and forms in writing which is discrimination, because they (Gannett Company) feels employees do not or will not review work sheets and just toss work sheets out.

"WHEREAS, My initial Lump Sum Benefit Due at Termination Was . $ 7,040.22. After I review the requested a copies of all Work Sheets. The Gannett Company on 11/27/01 my Lump Sum Benefit Due At. Termination was changed to $ 8,097.26

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest the retirement plan are to review their Calculation work sheet prior to forwarding to Gannett Corporate Headquarters and receive copies of all work sheets also ask them if they need a current copy of Summary of Plan Benefits. When a the employee leave the Gannett Company, without requesting it writing.

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett
Company Inc. develops and implements changes to Summary of Plan Benefits "Stating the time limit for the challenge the value of your benefit after reviewing all Retirement Calculation Work Sheets. A review the Gannett retirement Plan for possible areas of changes.

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors adopt such policy at the earliest time and they report on the progress made in this regard no later October 16, 2003.

Sincerely,



Raymond L. Wehling

portfolio

ome and current values may be approximate. Refer to the disclosure on the back of the first page.

ce value	Description	Contract premium	Price	Current value	Est. income
175	GANNETT CO		73.300	12,827.50	181
)4.580	UBS PW RET MONEY FUND		1.000	8,294.58	
	Opening balance $ 8,244.37 Avg yield 1.33% Int period 03/22 - 04/23				
	Total			$ 21,122.08	$ 161

.ty

e disclosure on the back of the first page regarding the Price/Value presented for restricted securities.

tivity	Description	Quantity	Price / Value / Comment	Amount
	Balance forward			$ .00
IVIDEND	GANNETT CO		ON 175	40.25
OUGHT	UBS PW RETIREMENT MONEY FUND	40.250	1	-40.25
OUGHT	UBS PW RETIREMENT MONEY FUND	9.960	1	-9.96
IVIDEND	UBS PW RETIREMENT MONEY FUND			9.96
	Closing balance			$ .09

LEGAL PROXY

KNOW ALL PERSONS BY THESE PRESENTS, that we,
UBS PAINEWEBBER INC.
the undersigned holder of 175 securities of
GANNETT CO., INC., MEETING 05/07/02,
do hereby revoke any proxy heretofore given by us for said securities;

Further know, that we hereby appoint and constitute

RAYMOND L. WEHLING R/O IRA
45 DRISCOLL DRIVE
UNCASVILLE CT 06382-1822

or either or any of them, as our true and lawful attorney to vote as our proxy, for said securities only, in our stead at the ANNUAL meeting of security holders of 'company', or at any adjournment thereof, on any matter which may properly and legally come before such meeting, including, but not limited to, the election of directors, if any;

And finally know, that we appoint the above named to act in the same capacity and as fully as we could act if we were personally present at such meeting.

DATED: 04/13/02 SIGNED:



ATTORNEY-IN-FACT

EXHIBIT A-2

Letter from Raymond L. Wehling to Douglas H. McCorkindale dated October 23, 2002

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

October 23, 2002

Douglas H. McCorkindale Chief Executive Officer, Gannett Company Inc., 7950 Jones Branch Drive, Mclean, VA. 22107

Dear Douglas H. McCorkindale

Subj.: Shareholder Proposal concerning employment rights submitted for the May 2003 Annual Stockholders Meeting.

I attended the 2002 Annual Stockholders Meeting as you know and had some very entrusting talks to various Company personnel a Ms. Tara Leah Witmer and a Mr. Thomas E. Burgum and that is why I am submitting this shareholder Proposal for all Stockholders to a vote on Enc. 1 on page three (3) of this letter.

I am notifying you that I plan to attend the May 2003 Annual Stockholders Meeting and intend to present the following proposal for all stockholders to vote on also request printed in the NOTICE OF ANNUAL MEETING OF SHAREHOLDER

I am enclosing the a letter from USB/PaineWebber Financial Advisor Robert J. Thevenet, USB/PaineWebber INC., Office located at 2 Courthouse Square first floor, 187 Main St. stating that I have 175 share of Gannett Stock in my security account NL-01513 since October 4,2001 and have remained continuously with that firm.

I am here by requesting that the Gannett mail an admittance ticket so I can attend the Annual Stockholders on May 6,2003 meeting of the Gannett Company at the company headquarters at McLean VA. 22107. I here by request that the admittance ticket be mailed to the address listed below.

Raymond L. Wehling

45 Driscoll Dr.

Uncasville, CT 06382

I will not sell the 175 shares of Gannett stock until I reach the age of 60 years old, which will be year 2008.

Request that you notify me if I am required to bring addition letters or statements from UBS/PaineWebber to the annual stockholders meeting concerning stock ownership.

On July20, 2002 I mail a letter to Mr. Harvey Pitt Chairman of the Security and Exchange Commission and received a copy " SECURITIES AND EXCHANGE COMMISSION " ' 17 CFR Part 240, release No.40018; IC-23200; File No S7-25-97

RIN3235-AH20, Amendments to Rules of Shareholder Proposals', which I have reviewed and I have found one or two item which I feel should be clarified .

Sincerely



Raymond L. Wehling

SHAREHOLDER PROPOSAL

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not to have the employee review the Gannett Retirement Calculation Work Sheet prior to submitting to Gannett Corporate Headquarters with out a request in writing and.

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not give Gannett Retirement Calculation Work Sheets or the Pension Equity Method work sheets for employees who are vest in the retirement plan but leave the Company prior to normal retirement age, they (employee) must request those work sheets and forms in writing which is discrimination, because they (Gannett Company) feels employees do not or will not review work sheets and just toss work sheets out.

"WHEREAS, My initial Lump Sum Benefit Due at Termination Was $ 7,040.22. After I review the requested a copies of all Work Sheets. The Gannett Company on 11/27/01 my Lump Sum Benefit Due At Termination was changed to $ 8,097.26

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest the retirement plan are to review their Calculation work sheet prior to forwarding to Gannett Corporate Headquarters and receive copies of all work sheets also ask them if they need a current copy of Summary of Plan Benefits. When an employee leave, the Gannett Company, without requesting it writing.

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett
Company Inc. develops and implements changes to Summary of Plan Benefits "Stating the time limit for the challenge the value of your benefit after reviewing all Retirement Calculation Work Sheets. A review the Gannett retirement Plan for possible areas of changes.

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors adopt such policy at the earliest time and they report on the progress made in this regard no later October 16, 2003.

Sincerely,



Raymond L. Wehling


UBS|PaineWebber

UBS PaineWebber Inc.
NL
2 Courthouse Square, first floor
187 Main Street
Norwich, CT 06360
860 823 1838
860 886 7028 fax
800 221 4345
ubspainewebber.com

October 23, 2002

Raymond Wehling
45 Driscoll Drive
Uncasville, CT 06382-1822

Dear Raymond:

Per your request I am writing to re-confirm that we hold 175 shares of Gannet stock in your securities account NL-01513. These shares were deposited by you October 4, 2001 and have remained continuously on deposit with our firm.

Thank you for your business. If I can be of further assistance, please do not hesitate to call.

Sincerely yours,

Robert J. Thevenet
Financial Advisor

EXHIBIT B-1

Letter from Thomas E. Burgum to Raymond L. Wehling dated September 28, 2001

Thomas E. Burgum
Supervisor/Retirement Plan Administration



September 28, 2001

Mr. Raymond Wehling
45 Driscoll Dr.
Uncasville, CT 06382

Re: **Gannett Retirement Plan – Vested Benefit/Voluntary Lump Sum Notification**

Dear Raymond:

Upon your termination of employment with Norwich Bulletin, you were entitled to a vested benefit under the Gannett Retirement Plan ("the Plan").

This letter notifies you of the amount of your retirement account balance earned through July 3, 2001 and gives you additional information regarding the forms of payment that are available to you. It also advises you of your eligibility to request payment of the benefit in a lump sum.

Immediate Payment of Benefits

The value of your retirement account balance in the Gannett Retirement Plan is **$7,040.22**. You may request that this amount be paid to you in one of the following manners: a lump sum, an immediate single life annuity or an immediate joint and survivor annuity (described below).

Immediate Distribution Options

Your options for immediate payment of your Gannett Retirement Plan benefit are as follows:

Lump Sum Payment Directly to You: You may request that the distribution be paid directly to you, in which case the 20% mandatory federal tax and any mandatory state tax withholding will apply. If, within 60 days of your receipt of the funds, you decide to roll the distribution over to an IRA or another employer's qualified plan, you will need to make up the mandatory tax withholdings from your personal funds and request a reimbursement of the taxes that were withheld when you file your tax forms the following April. (See attached Tax Notice information.)

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

Direct Transfer to a Rollover IRA or Another Plan: You may request that your distribution be made payable to a financial institution for deposit to an IRA or to another employer's qualified plan (you should first make sure the other plan permits such transfers). Under this option, no taxes will be withheld, and the distribution check will be mailed to you for transmittal to the appropriate party. (The Plan will make the check payable to your IRA or the Trustee of your new employer's plan.)

Immediate Single Life Annuity: Under this option, your account balance and your current age will be used to determine a monthly benefit payable to you for your lifetime, beginning on the first of the month after your termination date. You would receive **$42.76** per month for your lifetime with no amount payable to anyone thereafter.

Immediate 100% Joint & Survivor Annuity: Under this option, your account balance, your current age and your beneficiary's current age will be used to determine a monthly benefit payable immediately to you for your lifetime with an equal benefit payable, upon your death, to your beneficiary for life.

Additional Joint & Survivor Annuities: These options also use your account balance, your current age and your beneficiary's current age to determine your monthly benefit payable immediately. They provide you with a benefit payable to you for your lifetime and if you predecease your beneficiary, 75%, 66 2/3% or 50%, as you elect, of your benefit is payable to your beneficiary for life.

10 Year Certain & Continuous Option: Under this option, your account balance and your current age are used to determine your monthly benefit payable for your lifetime. If you should die within 10 years of the date your benefit began, your beneficiary will receive the balance of the payments remaining during that 10 year period. At the conclusion of the 10 years, payments to the beneficiary would cease. If you die after 10 years (or more) of payments have been made, no further benefit is due.

Spousal Consent: The normal payment form for married participants under the Plan is a monthly annuity with a continuation provision for a spouse (the 100% joint and survivor annuity). Federal law requires that if you wish to choose a payment option other than the normal form (e.g., a lump sum distribution), your spouse must consent to that choice in writing. **Therefore, if you are married, a completed Joint and Survivor Annuity Waiver Form must accompany any request for payment in a form other than the 100% joint and survivor annuity.** In addition, if you would like payment to begin in the form of an annuity with a beneficiary other than your spouse, you must complete the attached Joint and Survivor Annuity Waiver Form. If you are married and you and your spouse elect to receive your benefit as a lump sum or single life annuity, no benefits will be paid to your spouse upon your death. However, you may revoke an election to receive your benefits in a form other than a joint and survivor annuity at any time prior to the date on which benefits are first paid to you under the Plan. A revocation of your election will result in your benefits being paid in the form of a 100% joint and survivor annuity.

Immediate Payment Of Your Benefits

If you wish to receive a distribution of your benefit at this time, please complete the enclosed Immediate Distribution Option Form (and the Joint and Survivor Annuity Waiver Form, if applicable) by November 28, 2001. If we do not receive a completed form from you by this date, we will assume you wish to delay commencement of your benefit to a later date.

Deferral Of Receipt Of Your Benefit

You may elect to defer receipt of your benefit to a later age. **NOTE THAT THE VALUE OF YOUR ACCOUNT BALANCE WILL REMAIN UNCHANGED.** The following information applies only if you elect to defer receipt of your benefits.

If you are married when you want your payments to begin, your benefit would normally be paid as a 100% joint and survivor annuity, as described above. As with the immediate benefit selection, instead of the 100% joint and survivor annuity, you may elect a lump sum distribution, joint and survivor annuities of 50%, 66 ⅔% or 75%, or a 10 year Certain and Continuous payment option. However, as discussed above, selection of an alternate payment form requires the written consent of your spouse.

If you are single at the time you want payments to begin, your benefit would normally be paid as a single life annuity. Instead of receiving a single life annuity, you may select any of the other options indicated in the above paragraph if you wish.

You may begin receiving your benefit as late as age 65. Information about the alternative benefit options, as well as the amounts payable under each, will be provided to you for your consideration following your request for payments to begin.

Pre-Retirement Surviving Spouse's Coverage

Pre-Retirement Surviving Spouse's Coverage provides your spouse with a lifetime monthly benefit from the Plan if you die before payments begin. The spouse's benefit is equal to the actuarial equivalent of the account balance when payments commence. Payments to a surviving spouse begin the first of the month on or next following your death. Your spouse may also elect to have this benefit paid in an immediate lump sum distribution, or as an immediate annuity any time after your death.

All forms and correspondence regarding your benefit under the Gannett Retirement Plan should be sent to:

Gannett Co., Inc.
Employee Benefits Department
1100 Wilson Boulevard
Arlington, VA 22234

You should keep a copy of this letter as evidence of your vested benefit under the Plan. If you have any questions about the Plan or any of the information contained in this letter, please contact this office.

Sincerely,



Thomas E. Burgum

cc: Nancy Coleman

Enclosures

EXHIBIT B-2

Letter from Raymond L. Wehling to Thomas E. Burgum dated October 8, 2001

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06380

October 8, 2001

Thomas E. Burgum, Supervisor/Retirement Plan Administration, Gannett, 1100 Wilson Blvd., Arlington, Va. 22234.

Dear Mr. Thomas E. Burgum

Subj: Gannett Retirement Plan – Vested Benefit/ Voluntary Lump Sum Notification.

Enc. 1). Your Letter dated Sept. 28, 2001 pages 1, 2 , 3 and 4.

2). Social Security Statement of Earning Record for Raymond L. Wehling pages 1 and 3.

3) Pay check stubs two (2) dated 7/29/01 , one was for 17.25 hours of work and the second one was for 46.50 hours of vacation time.

Several years ago Mr. David Whitehead who was the Publisher of the Norwich Bulletin at the time during his He State of News Paper address to the employees address " That the Gannett Company Was Going to a Buy Out Retirement Plan in which employee who leaves the company after approximate date of 3 or 4 years later would be having retirement benefits calculated in percents of base salary per year. In the format of lump sum payment up to 2 ½ year salary for over 35 years service ? instead of a monthly check "

By the way after giving over 14 day working notice my last paper I put out was July 4, 2001 paper. At the Norwich Bulletin, nighttime inserter receives Holiday pay if They work the holiday paper example Christmas morning paper.

I would like to get a up to date copy of Gannett Retirement Plan and a copy of all work sheets which were used to calculate my retirement benefits.

I also was supprised that I did not receive a copy of the annual income used calculate my benefits and a list of all income which were that are include in my annual salary but not used to calculated benefits pay to me which in the same format that Social Security uses.

I here by request a copy of the annual income used to calculate my benefits and a list of all income that was reported to the Internal Revenue Service (IRS) for tax purposes that was not used in calculation of my retirement benefits .

Sincerely,



Raymond L. Wehling

Cc: D. H. McCorkindale Chief Executive Officer of Gannett

EXHIBIT B-3

Letter from Thomas E. Burgum to Raymond L. Wehling dated October 11, 2001

Thomas E. Burgum
Supervisor/Retirement Plan Administration


GANNETT

October 11, 2001

Mr. Raymond L. Wehling
45 Driscoll Drive
Uncasville, CT 06380

Re: Gannett Retirement Plan Benefit

Dear Mr. Wehling:

This is written in response to your letter dated October 8, 2001 regarding your Gannett Retirement Plan benefit calculation.

Enclosed please find a copy of your Gannett Retirement Plan benefit calculation. This consists of two main pieces: your benefit accrued through December 31, 1997 under the prior plan formula, and your benefit accrued under the pension equity formula that was put in place effective January 1, 1998. Also enclosed is the calculation request provided by the Human Resources department from *The Bulletin* detailing the earnings history used in your calculation. Additionally, I have enclosed a copy of the plan document at your request.

Should you require any additional assistance, feel free to contact me.

Sincerely,

Thomas E. Burgum

cc: Nancy Coleman

Enclosures

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

EXHIBIT B-4

Letter from Raymond L. Wehling to Thomas E. Burgum dated October 21, 2001

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

OCT 2 5 2001

October 21. 2001

Gannett Co., Inc., Employee Benefits Department ,1100 Wilson Blvd. , Arlington, VA. 22234

Subj. Submitting form for the purpose of collecting retirement benefits.

Dear Sir

Enc. 1) Letter Mr. Thomas E. Burgum dated Sept.28,2001 pages 1 and 4

2) Joint and Survivor Annuity Waiver form required for lump sum pay out signed and notarized.

Dear Sir .

On the form for Immediate Distribution Option form I fill out the section for Direct Rollover IRA or Another Plan which is administered by UBS PAINEWEBBER ACCOUNT NO. NL-01513-04 . An also enclosed Spousal Consent form that was witnessed by Carol F. Heuer.

Sincerely,



Raymond L. Wehling

EXHIBIT B-5

Letter from Raymond L. Wehling to Thomas E. Burgum dated November 23, 2001

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

NOV 2 7 2001

November 23, 2001

Thomas E. Burgum, Supervisor/Retirement Plan Administration, Gannett, 1100 Wilson Blvd., Arlington VA. 22234

Dear Mr. Thomas E. Burgum

Subj.: Question concerning my retirement work sheet Gannett Retirement Plan.

Ref. 1.) GANNETT RETIREMENT PLAN Reinstated as of January 1,1998.

A) Page 7. Section 2.34

2.) GANNETT CO., Retirement Plan Part 1 (d) (e) Basic Compensation. Witness Dec.22, 1998

A) Page 43, par. 9.01, 9.02 and 9.03

B) Page 53 par. 15.03, 15.04, 15.05, and 15.06

3.) Gannett Co. Inc. Retirement plan, Plan Provisions page SI- 17

A) Page SI – 30 effective date Jan 1,1982 list The Bulletin Co.

B) Page SI – 34 par. 8. (c)

C) Page SI – 35 par. 11. (B), (c), and (d).

D) Page SI – 35 par.19. (a) And (b)

3.) Gannett Co. Inc. Retirement Plan, Plan Provision Part II page SI – 39

A) List the effective date for Norwich (Norwich Bulletin) Jan. 1, 1984.

4.) Gannett Co. Inc. Retirement Plan, Plan Provision Part

II page SI – 45 par. (m) Participants Share an amount equal to the sum of contributions made by THE NORWICH BULLETIN on the behalf of the participant under the plan in effect prior to Dec. 22, 1976.

5.) Gannett Co. Inc. Retirement Plan, Plan Provision Part

II page SI – 53 par. 8. (f) " Other Preretirement Death Benefits: For plans that were contributory and for Norwich, beneficiaries will receive the excess, if any, of the employee contributions (Participant's share for Norwich) with interest.

6.) Gannett Co. Inc. Retirement Plan, Plan Provision Part II (a) Appendix B.

7.) Gannett Co. Inc. Retirement Plan, Plan Provision Part II page SI –87 par. 11 (e) " Benefit Attributable to the Employee's contributions.

8.) Gannett Co. Inc. Retirement Plan, Plan Provision Part II (h) following pages

SI - 115 and SI – 116 appendix A

SI – 125 Part II (h) appendix (b)

SI - 183 through 191 Part II (u) appendix A

SI – 202 and 203 Part II (u) appendix C

2.) GANNETT CO., Retirement Plan Part 2.

Enc. 1) Retirement Work Sheet for Raymond L. Wehling

2) Gannett Retirement Plan Calculation Request form

3) Family and Medical Leave Act of 1993 form Wh-3280

Of December 1994 completed.

4) Last, two pay check stubs.

As you are aware I have all received my check of $ 7,040.22

Dollars and deposited said check with Painewebber prior to challenge the value of my retirement account due fact that if I elect not receipt of benefits to a later age " THAT THE VALUE OF YOUR ACCOUNT BALANVCE WILL REMAIN UNCHANGED".

1) Calculation Summary Sheet list Age at termination 49.0000, instead my correct age for a person born 1948/12/11 listed on Employee Data Section. In stead of actual age of termination of 52.5000.

Note which caused a extra .00333 percent for two and half (2 ½) years which it was not require to withheld In Accordance with article 6.01 (c) States the following.

The minimum benefit payable under this plan for Participant who retires on or after his early Retirement Date while in active employment shall be 50.00 dollars per month at Normal Retirement Date with a .00333 percent reduction said amount for each month of payment prior to Normal Retirement date.

Service section of the Calculation Summary Sheet list total credit to term 7.416?

2) Calculation Summary sheet line total vesting unable to read data.

3) Gannett Retirement Plan calculation Request form item 12 was employee ever on STD, LTD, Maternity Leave is incorrect or the addition hours credit In Accordance with Gannett Retirement Plan Reinstated as of January 1, 1998 Article 4.03 (ii), (1), (2), and (b).

4) I turned in to Janine Dunn Certification of Health Care Act (Family and Medical Leave Act of 1993 form WH-380 of December 1994) completed.

5) Gannett Retirement Plan Calculation Request Form line 22 year 2001 does not agree with my last pay check due the fact last partial months work is not counted a difference of $1,129.83.

NOTE: Since Gannett Company has started shifting over from weekly pay date for employees to a biweekly pay day for employees. Quite a few employees will have a large discrepancy between line 22 and their final pay check stub due fact last pay check carry over into the next month.

Recommend: Changing the retirement plan to something like this add the last particle month wages to the last full months wages this would enable the last pay check stub be the same value as line 22 in the Gannett Retirement Plan Calculation sheet to prevent the above from happing to retires.

Note: I feel this problem will be corrected when the Chief Executive Officer, Chief Financial Officer or Senior Vice President decide to retire and their partial month check difference of $5,000.00 to $20,000.00 and line item 22 of Pension Calculation form.

Gannett Retirement Plan Calculation Request Form has the following error.

1) On January 14, 2000 I slipped and fell and the doctor thought it was an old fracture of broke a bone in my left wrist after completing physical Therapy in March 2000 ConnCare at the William W. Backus Hospital, referred me to the Norwich Orthopedic Group had x-ray taken again an said their was a broken bone in the left wrist. While waiting for the approval form from the insurance carrier to perform the surgery. I work with a cast on my left wrist until surgery was performed be cause the doctors had me working without restriction. Note the doctor stated that after the surgery it would approximately 12 weeks before I would be returned to full duty. A surgery was performed on April 27, 2000.

   Since I felt that Norwich Bulletin (Gannett Company) was not going to pay for a possible second operation if I reinjury myself and I did not want my full time employer to pay for second operation if I hurt myself.

   After talking to Janine Dunn the Human Resource Manager at the Norwich Bulletin and she inform me that due the length of time I would be out of work, my options the following.

   1) Termite my employment at the Norwich Bulletin and be rehire when I been returned to full duty.

   2) To take unpaid family leaves during from day of the surgery until I was return to work full duty.

   I finally decided after the surgery to use the Unpaid family Leave Law and Janine Dunn gave me the forms and I had the doctor fill the paper work out and I hand the forms into the Human Resource Dept. In addition, return to work Aug. 2000.

By the way if you review the payroll records you would find that I was not paid for the holidays during the 12 weeks of unpaid note is it Gannett Policy not pay holiday when you are on unpaid family leave even went the Norwich Bulletin policy requires part time employees to work 1,000 hours in 1999 to receive paid holiday in year 2000.

3) Calculation Request form Enter earning data line 22 .

I do not understand why totals pensionable earning for years 1989, 1990 and 1991 were pre loaded ?

Why were the years 1992,1993,1994,1995,1996, and 1997 not per load?

Refer to ARTICLE IV, 401 (b) of Gannett Retirement Plan Dated January 1,1998

4). No credit hours accredit for unpaid family leaves in the year 2000.

Gannett Retirement Plan Restated as of January 1,1998

1) Article 2.19 "EARNING"

2) Article 4.01 (b) If, in any Computation Period an employee completes at least 1,000 Hours, the employee will be considered as having completed one Year of Service with respect to total employment during such Computation Period, and any Hours work over in excess of 1,000 hours will not entitle to any additional Service for the current or any other Computation Period.

Article 4.03 (5) Disability or sick pay.

As to the computation of hours for a period during which no work is performed, Hours shall be calculated and credit following Section 2530.200(b)-2 of Department of Labor regulations, which is incorporated herein by this reference.

Par. (a) (ii), (1),

Gannett Co., Retirement Plan Part I

(e) Earnings: Basic compensation including commissions and performance related bonus.

Questions

1. Were the sales incentive / performance – related bonuses included in my pension calculation?

Note:

After I review the entire Gannett Retirement Plan, I contact Stephen Dubicki, 1 Pinecroft Rd., Norwich CT. 06360 who is currently still employed as a Pressman at the Norwich Bulletin. He asks for to a Gannett Retirement Plan Calculation worksheet fills out since he is thinking about retiring in the next couple of years. Now after receiving his caluation of pension benefits, he ask about the dollar amount and rate interest of on the money that was removed from his pay checks prior the Gannett Co. purchasing the Norwich Bulletin to the present time. An was supposedly told there was no way to find out that information by the Human Resource Dept .

In Nov. 2001, I call Mrs. Jane Kinner of 179 East Main St., Griswold, CT. 06351 an she mention that she had similar problems when she retired in approximate year March / April 1998.

Note: I here by request that you forward to Jane Kinner of East Main St., Griswold ,CT. 06351, Mr. Steve Dubicki 1 Pinecroft St., Norwich, CT. 06360 and Raymond L. Wehling 45 Driscoll Dr., Uncasville, CT. 06382 a complete list of Norwich Bulletin personnel who were contributed to the retirement fund prior to the merger with the Gannett Co. Inc. approximately Jan. 1982

I also request forward amount employee contribution at the time of the merger and the interest rate, which the fund would earn to the present date if a person has not retired example : a)1983 10.1 % , b) 1994 9.7% , c) 1985 10.4% , d)1986 10.2%

Request that you review Gannett Retirement Plan Parts I and Part II pages which are references of my letter.

Pages SI –17

SI – 30

SI - 33 par. 8 (c) Preretirement Death Benefits

SI – 34 Par. 8 . (c)

SI – 35 Par. 11. (B),(c), and (d)

SI - 35 par. 19 (a) and (b)

SI – 39

SI – 45 par. (m) Participants share Norwich Bulletin

SI - 53 par. 8. (f) Post Retirement Death Benefits

Part II (a) appendix B

SI – 87 par. 11 (e)

Gannett Co. Inc. Part II (h) (all pages)

Note: There is are no pages similar to the ones list below for the Norwich employees which shows employee contributions and the interest earned before and after the merger with the Gannett Co inc. SI – 115and SI- 116 part II appendix A ,, SI – 125 part II (h), appendix (b), or SI – 183 through 191 Part II (u) appendix A or SI – 202 and SI – 203 Part II (u) appendix C

I here by request that forward copies of the above information to Stephen Dubicki, 1 Pinecroft Rd., Norwich, CT. 06360, Mrs. Jane Kinner, 179 East Main St., Griswold, CT, and Raymond L. Wehling, 45 Driscoll Dr., Uncasville, CT. 06382

Since Gannett Retirement Plan did not list employee contributions or their interest rate. An I am fairly sure they did not received copies of Gannett Retirement plan ref. Page 7 . 2.34 last paragraph states { " EACH PARTICIPANT SHALL HAVE THE RIGHT TO HAVE THIS BENEFIT OFFSET COMPUTED ON THE BASIS OF PARTICIPANT'S ACTUAL HISTORY INSTEAD OF ESTIMATED COMPENSATION. EACH PARTICIPANT SHALL BE PROVIDED WITH WRITTEN NOTICE OF THE RIGHT TO SUPPLY THE ACTUAL SALARY AND OF THE FINANCIAL CONSEQUENCES OF FAILING TO SUPPLY SUCH HISTORY"} and {" SUCH DOCUMENTATION MUST BE SUPPLIED WITH IN SIX MONTHS FOLLOWING THE LATHER OF(1) THE DATE OF THE PARTICIPANT'S TERMINATION OF EMPLOYMENT (RETIREMENT OR OTHERWISE) AND (2) THE DATE PARTICIPANT IS NOTIFIED AS TO THE AMOUNT OF THE PARTICIPANT BENEFIT "} I am requesting that review their Gannett Retirement Plan Calculation worksheet to see if their contributions and interest was properly credit for their retirement for Mrs. Jane Kinner and the Preretirement work sheet for Mr. Stephen Dubicki.

Sincerely,



Raymond L. Wehling

CC. D. H. McCorkindale Chief Executive Officer of Gannett
CC. Mr. Stephen Dubicki
CC. Mrs. Jane Kinner

EXHIBIT B-6

Letter from Thomas E. Burgum to Raymond L. Wehling dated November 27, 2001

Thomas E. Burgum
Supervisor/Retirement Plan Administration



06200

November 27, 2001

Mr. Raymond L. Wehling
45 Driscoll Drive
Uncasville, CT 06380

Re: Gannett Retirement Plan Benefit Calculation

Dear Mr. Wehling:

This is written in response to your letter dated November 23, 2001 regarding your Gannett Retirement Plan benefit calculation.

The five-page worksheet that constitutes your Gannett Retirement Plan benefit consists of two pieces; your benefit accrued under the prior plan formula through December 31, 1997 and your benefit accrued from January 1, 1998 forward. The last four pages display the calculation of your benefit accrued through December 31, 1997. The age at termination is listed as 49.0000 because you were 49 years old as of December 31, 1997.

The $50 minimum benefit and the .00333 percent reduction for early retirement apply to participants who were grandfathered under the prior plan formula and leave the company after the age of 55; therefore, these provisions did not apply to your 12/31/97 accrued benefit calculation.

You note your credited service to term is listed as 7.416. Again, this is the calculation of your accrued benefit as of December 31, 1997. Based on your hours worked through that date, that is the total credited service accrued through December 31, 1997. The vesting service number that did not copy as well on that page is 9. Once you accrue more than five years of vesting service, your benefit is non-forfeitable. Therefore, any vesting service exceeding five years is academic.

The Gannett Retirement Plan does not use W-2 earnings for compensation. Instead, it defines compensation as the sum of your base pay, overtime, commissions, and performance-based bonuses. For your 2001 earnings and hours, we show the following:

Line Item	Earnings	Hours
Reg Pay	$6,659.76	721.75
Hol (1.5)	240.98	17.50
Co Holiday	146.40	16.00
Vacation 2001	432.45	46.50
Sales Inc-St	100.00	0.00
TOTAL:	$7,579.59	801.75

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

As this differs slightly from the number originally reported to us by the Human Resources Department at The Bulletin, we have revised your benefit calculation accordingly. In addition, it appears your credited service accrued from January 1, 1998 through your termination date was in error. Your revised benefit is $8,097.26, or an additional $1,057.04 from what was previously distributed to you. We will issue you a check for the difference in the course of the next week. A copy of the revised worksheet is enclosed for your reference.

Contributions to the plan were neither required nor permitted after 1984. That is why there was no reference to any plan contributions in your vested benefit notification letter. Interest rates on contributions are defined by the Pension Benefit Guaranty Corporation ("PBGC"). Their values since 1984 are as follows:

Year	Interest Rate
1985	5.5%
1986	5.5%
1987	5.5%
1988	10.61%
1989	11.11%
1990	9.57%
1991	9.78%
1992	8.10%
1993	7.63%
1994	6.40%
1995	9.54%
1996	6.89%
1997	7.34%
1998	7.13%
1999	5.59%
2000	7.47%
2001	6.75%

Mr. Dubicki and Ms. Kinner would need to request any information they require themselves.

Should you require any additional information, feel free to contact me.

Sincerely,



Thomas E. Burgum

cc: Janine Dunn

Enclosure

EXHIBIT B-7

Letter from Raymond L. Wehling to Thomas E. Burgum dated January 24, 2002

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

January 24, 2002

Mr. Thomas E. Burgum Supervisor/Retirement Plan Administration of Gannett, 1100 Wilson Blvd. Arlington VA., 22234.

Dear Mr. Burgum

I am enclosing you a copy of the letter I mail to Mr. D. H. McCorkindale about what I would like posted on all bulletin boards and all pension calculation work sheets.

Sincerely,



Raymond L. Wehling

Raymond L Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

January 24, 2002

Mr. D.H McCorkindale Chief Executive Officer of Gannett, 1100 Wilson Blvd Arlington VA. 22234

Dear Sir.

Subj.: Notification of Employee Right under the Gannett Co. Pension Plan.

I would like the following sections of pension plan included in the following

1) All retirement calculation work sheets and Gannett Co., Retirement Plan Calculation Worksheet and also the bulletin boards of all company that Participate in the Pension Plan also the 'Gannetteer' a employee magazine of the Gannett Inc. Co..

A) Policy Computation Period in which the Employee is on military leave while rights are protected.

B) Authorized leave of Absence without pay granted in Accordance with Federal Law. In its entire length. " Each Participant shall have the right to have this benefit offset computed on the basis of the Participant's actual salary history instead of estimated compensation. Each Participant shall be provided with written notice of the rights to supply the actual salary history and of the financial consequences of failing to supply such history. The notice shall be given each time the summary plan description is provided to a participant and upon separation from service. The notice shall inform the Participant that the actual salary history, other sheet can be obtained from the Social Security Administration. If the Participant supplies documentation of actual salary history be recalculated using the actual earnings. Such documentation must be supplied within six months following the later of (1) the date of the Participant's termination of employment (by retirement or otherwise) and (2) the date the Participant is notified as to the amount of the Participant's benefit".

C) Page 7 Art.2.34 last paragraph in it

D) Page 13 Art.4.03 (a) (ii) thru par.(b)

E) Page 47 Art.11.10 Claims Review Procedure.

F) Page 54. Art.15.07 ' Copy of Plan An executed copy of the Plan will be available for inspection by any employee or other person entitled to benefits under the Plan at reasonable times at the office of the Company .

G) Page 54 art.15.08 Special Provision for Military Personnel.

The reason I am asking that the above articles from the Gannett Pension plan be posted on bulletin boards and in the Gannetteer and all Pension plan work sheets is due the movable of the American work force of leaving one company , giving two weeks notice and start working for another company prior to reaching retirement age an not being made a ware of their rights and benefits in their retirement plan. Weather the work at the following " The Honolulu Advertiser, The ST. CLOUD Times, The NORWCH BULLETIN, THE CINCINNATI ENQUIRER and WJXX- TV at Jacksonville, FL. .

I feel that this is the easiest way to reach all Gannett Co. Inc. Employees and also to prevent future law suit by employee claiming that they were not inform of their rights of appeal, and the time length they have to appeal pension award .

Sincerely, Personnel



Raymond L Wehling

cc. Mr. Thomas E. Burgum, Supervisor/Retirement Plan Administration
cc. Mr. Sherman M. Bodner, Publisher of Norwich Bulletin, Norwich , CT.

EXHIBIT B-8

Letter from Thomas E. Burgum to Raymond L. Wehling dated February 1, 2002



GANNETT

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0830

Thomas E. Burgum
Supervisor/Retirement Plan Administration

Office: 703.854.6249
Email: tburgum@gannett.com

February 1, 2002

Mr. Raymond L. Wehling
45 Driscoll Drive
Uncasville, CT 06380

Re: Gannett Retirement Plan Provisions

Dear Mr. Wehling:

This is written in response to your letter dated January 24, 2002 regarding certain provisions of the Gannett Retirement Plan ("the Plan").

A summary plan description ("SPD") for the Gannett Retirement Plan is available upon request from your local Human Resources representative, and one is provided to each new hire that is eligible to participate in the Plan. The SPD outlines all the plan provisions you outlined in your letter, including the formula, military leave policy, and the treatment of service while out on paid or unpaid leave. In addition, the full plan document is available upon request at no charge.

As these documents are readily available, and as the plan document approaches 300 pages, we do not feel it is appropriate to post these documents on company bulletin boards or in The Gannetteer. A simple visit to one's local Human Resources representative, or a call to myself, can clarify any questions an employee may have regarding the Plan and its administration.

Should you require any additional assistance, feel free to contact me.

Sincerely,

Thomas E. Burgum

cc: Doug McCorkindale
Sherman Bodner
Janine Dunn

EXHIBIT B-9

Letter from Raymond L. Wehling to the Secretary of the Company dated April 9, 2002

Raymond L.Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

April 9, 2002

Secretary, Gannett Co., Inc., 7950 Jones Branch Drive, McLean, VA. 22107

Dear Sir:

I am requesting a admission ticket for the 2002 Annual Meeting of Shareholders of the Gannett Co. Inc., at Corporate Headquarters on May 7,2002. An I am enclosing a copy of Proxy ballet from USB/PaineWebber and a copy my Individual Retirement Roller Account number NL015113 04 pages 1 and 2 which list 175 shares of Gannett Co. Stock .


RECEIVED
APR 15 2002

Sincerely,



Raymond L. Wehling

Your Financial Advisor
THEVENET,ROBERT J.
860-823-1838 OR 800-221-4345

UBS PaineWebber℠
Retirement Account

NZHG001282-X36
4466859 - 000004

set portfolio

es, income and current values may be approximate. Refer to the disclosure on the back of the first page.

ntity/face value	Description	Contract premium	Price	Current value	Est. income
175	GANNETT CO		67.230	11,765.25	161
8,173.880	UBS PW RET MONEY FUND		1.000	8,173.88	
	Opening balance $ 7,106.95 Avg yield 1.82% Int period 11/23 - 12/19				
	Total			**$ 19,939.13**	**$ 161**

tivity

r to the disclosure on the back of the first page regarding the Price/Value presented for restricted securities.

	Activity	Description	Quantity	Price / Value / Comment	Amount
30		**Balance forward**			**$ .00**
11	CONTRIBUTION CURRENT YEAR	RETIREMENT PLAN ROLLOVER AS OF 12/10/01			1,057.04
13	BOUGHT	UBS PW RETIREMENT MONEY FUND	1,057.040	1	-1,057.04
21	BOUGHT	UBS PW RETIREMENT MONEY FUND	9.890	1	-9.89
21	DIVIDEND	UBS PW RETIREMENT MONEY FUND			9.89
31		**Closing balance**			**$ .00**

December 2001
ndividual Retirement Rollover Account

UBS PAINEWEBBER INC.
2 COURTHOUSE SQUARE
NORWICH, CT. 06360

NZHG001291-X36 -1201 - NL - 0

Value on November 30	$	19,260.70
Value on December 31	**$**	**19,939.13**
Money funds in 12/31 value	$	8,173.88

UBS PaineWebber℠ Retirement Account

Account Number NL 01513 04 NZHG001291-X36
Social Security Number 255-76-5659 4466859 - 000003

Your Financial Advisor
THEVENET,ROBERT J. 860-823-1838 OR 800-221-4345

RAYMOND L. WEHLING R/O IRA
45 DRISCOLL DRIVE
UNCASVILLE CT 06382-1822



ontribution summary
: have categorized deductible and non-deductible contributions based on information you have provided. ensure accuracy, please provide the most current information.

	Current period	*Tax year 2001*	*Tax year 2000*
ıllovers	1,057.04	18,828.08	.00

'istribution summary

	Current period	*Tax year 2001*	*Tax year 2000*
emature distributions	.00	.00	5,095.14

arnings summary
'nings are for the current calendar year. All prior year entries are summarized separately. This information should not be used tax purposes. Refer to the disclosure on the back of the first page.

		Current period		*Year-to-date*
3S PaineWebber Money fund dividends	$	9.89	$	13.80
:t security earnings	**$**	**9.89**	**$**	**13.80**

ıvestment objectives
: following return objective and risk profile describe overall goals for this account. For each account held, you choose one urn objective and primary and, if applicable, secondary risk profile. A full description of the alternatives is included on the back 'he first page. If you have questions regarding these objectives or wish to change them, please contact your Financial visor or Branch Manager at your branch office to update your account objectives.

:turn objective: Current income & capital appreciation
sk profile: Primary: Moderate Secondary: None Selected

Account Instructions
UBS PaineWebber is your IRA Rollover custodian.

Bulletin Board
RETAIN THIS AS YOUR 2001 YEAR END VALUATION WHICH WILL BE REPORTED TO THE IRS. ENCLOSED INVESTMENT INTELLIGENCE DETAILS CHANGES TO ACCOUNT AND TRANSACTION FEES FOR 2002.
VISIT OUR WEB SITE AT WWW.UBSPAINEWEBBER.COM.

Asset summary
Refer to the disclosure on the back of the first page for information on assets excluded from this summary.

	% of portfolio		*Value*
Equities	59.00		11,765.25
Money funds	41.00		8,173.88
Net invested assets	100.00	**$**	**19,939.13**
Value on December 31		**$**	**19,939.13**

GANNETT CO., INC. ANNUAL MEETING TO BE HELD ON 05/07/02
FOR HOLDERS AS OF 03/08/02
170886 85-1382

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT 1-800-474-7485, OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

CUSIP 364730101

CONTROL NO. 1377 3353 3131

DIRECTORS
DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES
1 - 01-MEREDITH A. BROKAW,02-DONNA E. SHALALA

PROPOSALS

DIRECTORS RECOMMEND

2 - PROPOSAL TO ELECT PRICEWATERHOUSECOOPERS AS THE COMPANY'S ---------->>> FOR --->>> 2
AUDITORS.

THE BOARD RECOMMENDS A VOTE "AGAINST" PROPOSAL 3.

3 - SHAREHOLDER PROPOSAL CONCERNING EEO REPORTING AND AMERICAN --------->>> AGAINST --->>> 3
INDIANS.

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF


HOUSEHOLDING ELECTION

Mark "FOR" to enroll this account to receive certain future shareholder communications in a single package per household. Mark "AGAINST" if you do not want to participate. --->>> To change your election in the future, call 1-800-542-1061. See accompanying page for more information about this election.

VIF11H





GANNETT CO., INC.
05/07/02

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

1

FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ____________

FOR AGAINST ABSTAIN

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY X

DO NOT USE

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

DO NOT USE

ACCOUNT NO: 00000 NL 01513

FOR AGAINST ABSTAIN

CUSIP: 364730101

CONTROL NO: 1377 3353 3131

DO NOT USE

CLIENT NO: 221 175

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING X

DO NOT USE

MAILED LETTER REQUESTING TICKET

FOR AGAINST ABSTAIN

DO NOT USE

UBS|PaineWebber

DO NOT USE

DO NOT USE

1000 HARBOR BLVD
WEEHAWKEN, N.J. 07087

FOR AGAINST ABSTAIN

DO NOT USE

DO NOT USE

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS (HH)

DO NOT USE

RAYMOND L. WEHLING R/O IRA
45 DRISCOLL DRIVE
UNCASVILLE CT 06382-1822

FOR AGAINST ABSTAIN

DO NOT USE

DO NOT USE



PAGE 1 OF 2

Raymond L Wehling
SIGNATURES

4 7 02
DATE

170886 1 OF 2
156,975

P44167 1377335331 3355446553679

EXHIBIT B-10

Letter from Tara Leah Witmer to Raymond L. Wehling dated May 29, 2002

Tara Leah Witmer
Senior Legal Counsel



May 29, 2002

Mr. Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT 06382

Dear Mr. Wehling:

Thank you for your letter dated May 13, 2002, that we received on May 17, 2002, which included a shareholder proposal for consideration at Gannett's 2003 Annual Meeting of Shareholders. Pursuant to Securities and Exchange Commission regulations, each shareholder is required, at the time he or she submits a shareholder proposal, to satisfy certain eligibility or procedural requirements. Upon our review of your letter, we note the following defects which must be cured if you would like to present the proposal at the meeting:

- You have not submitted to us an affirmative written statement from the record holder of the shares, UBS PaineWebber, verifying that the shareholder has owned the shares, or at least the required number of shares to submit a shareholder proposal, continuously for a period of one year as of the time of submitting the proposal. The account statement that you sent is not sufficient to demonstrate continuous ownership of the shares; and

- You have not submitted to us your own written statement that you intend to continue holding such shares through the date of Gannett's 2003 Annual Meeting of Shareholders. We anticipate that Gannett's 2003 Annual Meeting of Shareholders will be held on May 6, 2003.

If you choose to cure the defects noted above, the SEC's rules require that you send your response to us no later than 14 days from the date that you receive this letter. At that time, we will evaluate the merits of your proposal.

We appreciate the opinions of our shareholders and thank you for your continuing interest in Gannett.

Sincerely,



Tara Leah Witmer

61988

7950 Jones Branch Drive • McLean, VA 22107 • 703-854-6943 • FAX: 703-854-2035
twitmer@gannett.com

EXHIBIT B-11

Letter from Raymond L. Wehling to Tara Leah Witmer dated June 10, 2002

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT.06382


JUN 14 2002

June 10, 2002

Tara Leah Witmer, Senior Legal Counsel, Gannett Co. Inc., 7950 Jones Branch Drive, McLean, VA. 22107-0830

Dear Mrs. Tara Leah Witmer

Thank you for response to my letter dated on 5-13-02 and after reviewing your letter, I contact the local UBS Paine Webber stockbroker. A telephone call and fax was sent to one of their compliance Officer about an affirmative written statement.

UBS Paine Webber compliance Officer state he could not give a affirmative written statement due to UBS Paine Webber receiving my Gannett Stock after 10-04-01 from my closed out 401k account and not having no idea how many shares of stock are required to submit a share holder proposal.

I will be resubmitting the same shareholder proposal around the date of 10-10-02 and requesting a ticket to the annual stock holder meeting at that time.

I notice your letter noted SEC'S rules require that I sent you response no later than 14 days.

Now in the summer of 1999 you sent me brief guide on what was require to submitted a share holder proposal,

I here by request that you sent me a updated copy of those papers which list the required number of shares and time frame share holder proposal to be included for share holders to vote on at the Annual Stock holder meeting and I will forward that to UBS Paine Webber and to a Mr. Dick Grasso, Chairman of the New Your Stock Exchange, Inc. along with a list of several question for Mr., Dick Grasso Staff concerning the SEC rules you listed in your letter.

You can reply to a letter regular US Mail, because it's a long time unit October 10, 2002.

Sincerely,

Raymond L Wehling

Raymond L Wehling
45 Driscoll Dr.
Uncasville, CT. 06382

December 10, 2002

December 10, 2002

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

RE: Nixon Peabody LLP concerning / Gannett Co. Inc. Shareholder Proposal of Raymond L. Wehling dated November 19, 2002.

Exhibit A Nixon Peabody LLC letter Attorney John C. Partigan dated November 19,2002 pages A - 1 thru A - 9.
Raymond L. Wehling letter to Tara Leah Witmer, Senior legal Counsel, Gannett Company dated June 10,2002 Exhibit page A-10.
Raymond L. Wehling Shareholder Proposal for Gannett Co. Inc, Nixon Peabody LLC EXHIBIT A page A-11

Exhibit B- 1 Letter of resignation of Raymond L. Wehling to the Production director of The Norwich Bulletin. Dated June 18, 2001 page B - 1.

Exhibit C - Letter from Mr. Thomas E. Burgum Supervisor / Retirement Plan Administration to Raymond Wehling dated September 28,2001 page C-1.

Exhibit D GANNETT RETIREMENT PLAN, Calculation Request form for Raymond Wehling date 09/14/2001 complete by the Human Resources Dept. of the Norwich Bulletin pages D –1 thru D-3
Gannett Company Calculation Work sheet (Inputs) completed by Thomas E. Burgum Supervisor/Retirement Plan Administration dated 9/27/2001 pages D-4 thru D-10.

Exhibit E – 1 Raymond L. Wehling two (2) paycheck stubs dated 07/29/01 Page E-1.
Certification of Health Care Provider form (Family and Medical Leave Act. Of 1993) dated May 22,2000 by Patricia Stuart M.D. page E2 thru E-4.
Letter from Raymond L. Wehling to Mr. Thomas E. Burgum for copies of all work sheets used to determine retirement benefits dated October 8, 2991 pages E-5 and E-6.

Exhibit F Letter from Mr. Thomas E. Burgum Supervisor / Retirement Plan Administration to Raymond L. Wehling, with revised worksheets dated November 27,2001 pages F-1 thru F-4.

Exhibit G GANNETT RETIREMENT PLAN, Restated as of January 1,1998 pages G-1 and G-2.
Gannett Retirement Plan, Summary Plan Description (SPD) cover page dated October 2000 pages G-3 and G-4.

Exhibit H Letter from Raymond L. Wehling to Mr. Harvey Pitt, Chairman of Securities and Exchange Commission pages H – 1 and H-2 dated July 20 ,2002 .

Exhibit I Letter from Securities and Exchange Commission, Branch Chief Gloria F. Smith-Hill, dated August 8, 2002 in response to letter from Raymond L. Wehling dated July 20, 2002.

Exhibit J Letter to Congressman Rob Simmons, Connecticut Second Congressional District dated October 2, 2002 Pages J – 1 and J – 2.

Exhibit K Letter from Congressman Rob Simmons Connecticut Second Congressional District Date November 4,2002 page K - 1

Exhibit L AT& T Corporation annual shareholder meeting of July 10,2002,I Shareholder Proposal (Item 9 on Proxy card) **" AT& T Employee Pension Plan" pages** L – 1 thru L – 4.

Exhibit M GANNETT CO., INC. CERTIFICATE OF STOCK NUMBER MN75773
Common Stock 175 Shares Dated September 20,2001
USB PAINE WEBBER INC. TR
RAYMOND L. WEHLING IRA
09 17 01
NL01513
45 Driscoll Dr.
UNCASVILLE, CT. 06382
Page M-1
LEGAL PROXY from USB PAINEWEBBER INC. The undersign holder of 175 securities of Gannett CO., Inc. date 4/13/02 page M-2
Gannett Co. Inc. 401K Participant Statement dated 12-31-1999 pages M-3 and M-4

Exhibit N Questions for the Securities and Exchange Commission pages N-1 and N-2 .

Exhibit O Shareholder Proposal, I would like the Securities and Exchange Commission to review this proposal to see it complies with Securities and Exchange Commission Rule 14a various sections, in order to prevent wasting the Securities and Exchange commission time at a later date.

December 10, 2002

Ladies and Gentlemen:

I am writing you this letter to explain why it is important to me shareholder proposal be vote on by all stockholders. Now I firmly believe that all employees who are vested in the Gannett Retirement Plan, and leave the employment of the company for what ever reason some are examples stay at home and raise a family, change jobs to work for another company or be fired. An employee should receive a copy of all work sheet used to calcite their pension benefits without having to ask for the work sheet with the same right he has to receive copy pay check stub to check for errors.

I notice some errors, omission, and incorrect statements in various sections of the letter from Nixon Peabody LLP to the Securities and Exchange Commission. See EXHIBIT A –2. I question the wording " Following his termination from the Company". See EXHIBIT B-1. Letter of resignation of employment of the Norwich Bulletin. See EXHIBIT A. In addition, EXHIBIT A did not contain any copies of work sheets or copies of pages form pension plan.

See EXHIBIT A-page A-3 I feel that Nixon Peabody has made some miss leading statement in the section **Reasons for Omission**.

Rule 14a-8(l)(7), because it involves the administration of a retirement plan, which is a matter of ordinary business operation of the company.

See Exhibit L . **AT&A Corporation annual shareholder meeting of July 10,2002. Shareholder PROPOSAL (Item 9 on Proxy card) " AT& T Employee Pension Plan pages L-1 thru L-4.**

Rule 14a-8(l)(4), because the proposal relates to the redress of a personal grievance and is in furtherance of Mr. Wehling personal interest, and

What is the purpose of this shareholder proposal is to have personnel who are vested in Gannett retirement plan is to delete the Company requirement to make employee request copies of the pension work sheets which was used in calculation of their pension because of inconcere in my work sheets.

1. EXHIBIT E pages E-2 thru E-4 Certification of Health Care form (Family Leave Act of 1993) dated May22, 2000.
2. EXHIBIT D page D-3 States TOTAL PENSIONABLE EARNING $ 6659.76 total Hours work 721.75 and Exhibit E page E-1 show gross earning year to date of 07/29/01 is **$ 7,789.59 which is 14.5 percent**, which means under Exhibit G page G-1 in accordance is under paid $ 56.49.
3. EXHIBIT D page D-3. I also question hand written statements **"90 & 91 pre-loaded in PM" For 89, prorated and ________ 90 earning ______."**
4. EXHIBIT D page D- 6 stated " **LS Benefit Due at Termination = $7,040.22**. See EXHIBIT F page F-3 Stated " **LS Benefit Due at Termination = $8,097.26** a difference of **$ 1,053.04** or **13 percent** .
5. The only way I know how to prove that this proposal is to audit the last three years records op personnel who where vested in the company pension plan and compare their gross earning for the year on W-2 form against the value listed on their Gannett Retirement Plan Calculation From. Unfortunately, I do not know how to go about it or time it will take to complete the audit and issue the report.

Why is their discrepancy between Exhibit page D-3 and Exhibit page E-1of 14.5 percent?

1. Exhibit D-3 was fill out prior to July 2001 pay check being issued and note Norwich Bulletin pay employees every two (2) weeks
2. June 30, 2001 was a Saturday and the last day in a two- (2) week pay period and that check was dated (paid) in July 2001.

Why is their discrepancy between Exhibit page D -6 and Exhibit page F-3?

1. I could only account for $ 56.49 of that difference. How can slight difference in number reported by the Norwich Bulletin turn into a 13 % (percent) error in retirement benefits?
2. EXHIBIT F page F-2 States" **As this differs slightly from the number originally reported to us by the Human Resources Dept at the Bulletin we revised your benefit calculation accordingly. In addition, it appears that your credit service accrued from January 1,1998 through your termination date were in error. Your revised benefit is $ 8,097.26, or and additional $ 1,057.04 from the previous reported to you. We will issue a check for the difference in the course of a week. A copy of the revised work sheet is enclosed for your reference".**

After Securities and Exchange Commission reviews the Exhibit F you will see why it is important for all vested employees leave the company deciding to be a stay at home mother, to relocate with their spouse to a different area of the country, go to work for Wal-Mart, ENRON, Texaco, General Electric Company or even be fired should review the Gannett Retirement Plan, Calculation Request form review copies prior submission to Corporate Headquarters and receive copies of all forms used to calculate their pension.

I would like the Securities and Exchange Commission to think about this" do each of you remember the problem Ford Motor company with their 'SUV' vehicles and Firestone tire separation problem. An the large number of Law Suits which were settle out of court, in which both parties agreed to not disclosed the terms of the settlement". Yes I could have accepted the $ 1,057.04 and walk out and not tried to get shareholder proposal on the proxy ballet. What would you do if you were attending a wedding, funeral, or family picnic and family member, son of one the neighbor who you grow up with problem I am trying to address? What are going to tell them?

Rules 14a-8(I)(3) and 14a-8(I)(6) Nixon Peabody states " because the proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission Proxy rules and regulations

I felt that the way I submitted the shareholder proposal was the best way to show all stockholders why it is important for vested employees to receive copies of all works used to calculate their pension. See EXHIBIT J-1 and J-2 and EXHIBIT K-1 An the company is capable of implement this shareholder proposal because it does not violate Federal Law, at minimum cost of postage stamps and the cost copier paper (Xerox paper).

Rule 14a-9 Nixon Peabody believes that the shareholder proposal is in violation of Rule 14a-9. Which prohibits false or misleading statements in a proxy soliciting material. ?

EXHIBIT A page 6. I believe the miss leading statement or false statement were made by Thomas E. Burgum Supervisor/Retirement Plan Administration about why the company does not mail out work sheets which are used in calculate pension benefits or the Company does not like his answer. If the Nixon Peabody on behalf of Gannett would trake deposition from Mr. Thomas E. Burgum and his associate and each of them was given a lie detector test (if it was admissible for this appeal) who sat in the audience just below the stage where Mr. D. H. McCorkindale Chief Executive Officer stood on stage. I personally would make a deposition and take a lie detector test to prove who made miss leading statement about " Company feels employees do not or will not review work sheets and just toss (the) work sheets out ". We would know truth.

See EXHIBIT A page A-5 Nixon Peabody " The proposal is ambiguous and difficult – if not impossible – comprehend and, therefore would be subject to differing interpretations by shareholders voting on the Proposal. The most obvious flaw of the Proposal is tha t it contains so many grammatical errors that it is virtually incoherent". Rules 14a-8(b) and 14a-8(f)(l) I visited the local USB PaineWebber Inc. financial Advisor about a letter stating my ownership of Gannett Co. stock. Since I deposited a stock certificate from 401K as a direct roll over in to a USB PaineWebber account the agent Mr. James Thevenet then call Compliance Officer of and they could only give a letter from the time they received the certificate in October 2001. USB PaineWebber stated that they had no Idea how many shares of stock were required to submit shareholder proposal in the Gannett CO. I would have to contact the 401K custodial agent and to bend over backward to get this done within the 14 day rule.

See Exhibit A page 10. I then as ask the Senior Legal Counsel " **I here by request that you send me a updated copy of those papers which list the required number of shares and the time frame share holder proposal to be include for share holder vote on at the Annual Stock meeting and I would forward that to USB PaineWebber and to Mr. Dick Grasso, Chairman of the New York Stock Exchange".**
Mr. Dick Grasso support staff reply that this subject matter is not handle by the New York Stock Exchange. The letter I mail Mr. Grasso is exactly the same as the one mail to Mr. Harvey Pitt Chairman of the Securities and Exchange Commission except for the name and address who the letter was mail to.
See EXHIBIT A page A-4 " Unpon receipt of Mr. Wehling's Letter dated May 13,2002, the Company's review of its stock ownership records showed that Mr. Wehling was not currently a record owner of the Company's common stock, and had not been one during the relevant period. See Exhibit M pages M-1 thru M-4.

See Exhibit H pages H-1 and H-2. Gloria F. Smith-Hill Branch Chief of the Securities and Exchange Commission stated " **We have forward your correspondence to the appropriate Division of the SEC for further review"**. I am still waiting on a reply from the appropriate Division and I known they are have in manpower due the problems with ENRON, World Com., Adelphia and various other companies. That is why I know the question will eventually be answer.

CONCLUSION
After carefully consideration decide to authorize The Securities and Exchange Commission the right to revise this share holder proposal in it entirety to remove any misleading statements, clarifying vague terms and correcting grammar.

An I would like you to answer the questions listed EXHIBIT N.

Sincerely,



Raymond L. Wehling

EXHIBIT A-1

Letter From John C. Partigan to Raymond L. Wehling date November 19,2002 Exhibit A pages A-1 thru A-9.

Raymond L. Wehling letter to Tara Leah Witmer, Senior Legal Counsel Gannett Co. dated June 10,2002 Exhibit A page 10.

Raymond L. Wehling Shareholder Proposal for Gannett Co. Nixon Peabody LLC dated October 23,2002 Exhibit A page A-11.



NIXON PEABODY LLP
ATTORNEYS AT LAW
Suite 900
401 9th Street, N.W.
Washington, D.C. 20004-2128
(202) 585-8000
Fax: (202) 585-8080
Direct Dial: (202) 585-8535
E-Mail: jpartigan@nixonpeabody.com


RECD S.E.C.
NOV 1 9 2002
1086

November 19, 2002

VIA HAND DELIVERY

U.S Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Gannett Co., Inc./Shareholder Proposal of Raymond L. Wehling

Ladies and Gentlemen:

We are writing on behalf of our client, Gannett Co., Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The proposal (the "Proposal") was submitted by Mr. Raymond L. Wehling, a former employee of the Company. A copy of the Proposal is attached as Exhibit A-1.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from the 2003 Proxy Materials to be proper. We have also enclosed copies of all additional correspondence relating to the Proposal. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Wehling. Also enclosed is an additional copy of this letter, which we would appreciate having time-stamped and returned to our messenger.

For the reasons set forth below, the Company intends to omit the Proposal and the accompanying supporting statement from the 2003 Proxy Materials.

BACKGROUND

The Company received the Proposal from Mr. Wehling on May 17, 2002. See Exhibit A-1. The Proposal, although plagued by numerous grammatical and usage errors, appears to concern a proposed change in the administration of a Company retirement plan.

Mr. Wehling, a former part-time employee of the Company whose employment was terminated by the Company on July 3, 2001, had previously contacted the Company on numerous occasions relating to the Company's retirement plan. Initially, Mr. Wehling wrote to the Company regarding general questions about the calculation of his retirement benefits following his termination from the Company, and the Company responded to Mr. Wehling's questions. See Exhibits B-1 through B-4. In a letter dated November 23, 2001, however, Mr. Wehling both questioned the calculation of his retirement benefits and suggested changes to the retirement plan pursuant to which he was receiving benefits. See Exhibit B-5. Upon its review of the Company's retirement benefit calculation for Mr. Wehling, the Company identified a mistake in its initial calculation and issued a check to Mr. Wehling for the difference due. See Exhibit B-6.

Even after the Company remedied the error, Mr. Wehling continued to contact the Company about the retirement plan. In a letter dated January 24, 2002, Mr. Wehling requested that the Company post retirement plan worksheets and portions of the retirement plan document on bulletin boards in every operating unit of the Company as well as in the Company's newsletter. See Exhibit B-7. The Company responded with a letter on February 1, 2002 indicating that such materials were available at no charge to employees upon request. See Exhibit B-8. Thereafter, Mr. Wehling contacted several Company employees regarding his suggested changes to the retirement plan, including discussions with various employees at the Company's 2002 Annual Meeting of Shareholders. See Exhibit B-9.

The first letter containing the Proposal was received by the Company on May 17, 2002. Enclosed with Mr. Wehling's cover letter and the Proposal was (i) a copy of a April 2002 individual retirement account statement from USB PaineWebber Inc. which lists 175 shares of common stock of the Company in Account Number NL0151304 and (ii) an appointment of legal proxy to Mr. Wehling from USB PaineWebber to vote 175 shares at the Company's 2002 Annual Meeting of Shareholders.

On May 29, 2002, the Company sent to Mr. Wehling, via overnight mail, a letter indicating that he had failed to satisfy the eligibility requirements to submit the Proposal. See Exhibit B-10. Mr. Wehling responded in a letter dated June 10, 2002, but again failed to provide the required eligibility information. See Exhibit B-11. The Company received a second letter from Mr. Wehling, dated October 23, 2002, in which Mr. Wehling submitted the identical Proposal. See Exhibit A-2. Enclosed with this letter was a copy of a letter from USB Paine Webber indicating that Mr. Wehling's 175 shares of the Company had been held continuously since October 4, 2001. Within the text of the cover letter, Mr. Wehling indicated that he intended to own the shares at least until the year 2008.

A brief chronology of the relevant dates is set forth below:

Date	Event
May 13, 2002	Proposal is mailed by Mr. Wehling.
May 17, 2002	Proposal is received by the Company.
May 29, 2002	Company's 14-day notice of defects is sent by overnight mail.
May 30, 2002	Company's 14-day notice of defects is received by Mr. Wehling.
June 10, 2002	Letter is sent by Mr. Wehling which does not correct the procedural deficiencies of the Proposal.
October 23, 2002	Second letter is sent by Mr. Wehling which addresses the procedural deficiencies of the Proposal, but is sent after the 14-day response deadline.

REASONS FOR OMISSION

The Company believes the Proposal may be properly omitted from the Company's 2003 Proxy Materials pursuant to the following rules:

- Rules 14a-8(b) and 14a-8(f)(1), because Mr. Wehling failed to establish the requisite eligibility to submit the Proposal within 14 calendar days from the date he received written notice from the Company of his eligibility deficiencies;

- Rules 14a-8(i)(3) and 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials;

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance and is in furtherance of Mr. Wehling's personal interests; and

- Rule 14a-8(i)(7), because it involves the administration of a retirement plan which is a matter of ordinary business operations of the Company.

Accordingly, the Company requests that the Staff advise the Company that it will not recommend enforcement action if the Proposal is omitted from the 2003 Proxy Materials.

DISCUSSION

I. ***The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because Mr. Wehling failed to establish his eligibility to submit the Proposal within 14 calendar days from the date he received written notice from the Company of his eligibility deficiencies.***

The Proposal may be excluded under Rule 14a-8(f)(1) because Mr. Wehling did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) within 14 days from the date Mr. Wehling received notification by the Company of his eligibility deficiencies. Rule 14a-8(b)(1) provides that a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Upon receipt of Mr. Wehling's letter dated May 13, 2002, the Company's review of its stock ownership records showed that Mr. Wehling was not currently a record owner of the Company's common stock, and had not been one during the relevant period.

The information provided in Mr. Wehling's letter dated May 13, 2002 and its enclosures also failed to meet the alternative requirements for verifying his eligibility to submit a shareholder proposal contained in Rule 14a-8(b)(2). Neither the retirement account statement nor the legal proxy that Mr. Wehling included with his letter verified that the record holder of the shares, USB PaineWebber, had met the one-year holding period. Furthermore, there was no indication in the May 13, 2002 letter that the shareholder intended to hold the required amount of shares until the date of the 2003 Annual Meeting of Shareholders. See Exhibit A-1.

As a result, on May 29, 2002, which was within 14 days of the Company's receipt of the Proposal, the Company sent to Mr. Wehling, via overnight mail, a letter indicating that he had failed to satisfy the eligibility requirements to submit the Proposal. The letter further advised Mr. Wehling that, in order to satisfy the requirements, he must submit to the Company (i) a written statement from the record shareholder verifying that Mr. Wehling has owned his shares continuously for a period of one year as of time of submitting the proposal and (ii) a written statement from Mr. Wehling that he intends to hold such shares through the date of the Company's 2003 Annual Meeting of Shareholders. The Company's letter indicated that his response was required to be sent to the Company no later than 14 days from the date that he received the Company's letter. The Company received confirmation from the courier company that Mr. Wehling received the letter on May 30, 2002. Mr. Wehling did not cure the defects described in the Company's letter within the required 14-day period.

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of any eligibility defects and the proponent fails to correct the defects within 14 days. See Staff Legal Bulletin No. 14, (July 13, 2001) ("SLB 14"). The Company satisfied its obligation under Rule 14a-8 through its May 29, 2002 letter to Mr. Wehling, which clearly stated:

- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i); and

- that Mr. Wehling's response had to be sent to the Company within 14 days after his receipt of the Company's letter.

The Staff has on numerous occasions taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1) within 14 days after receipt of proper notification by the Company of the eligibility deficiency. See, e.g., Comprehensive Care Corp. (April 15, 2002); Xcel Energy Inc (February 26, 2002); and Exxon Mobil Corporation (January 23, 2001). Mr. Wehling's October 23, 2002 resubmission of the Proposal and related materials should be disregarded because it was received after the expiration of the 14-day response deadline. See SLB 14, Question 3. Accordingly, the Company is of the view that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

II. ***The Proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because it is impermissibly vague and indefinite, and therefore misleading.***

A shareholder proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(3) where it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that a proposal is misleading and excludable under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and indefinite that neither shareholders voting on the proposal nor the Company implementing the proposal would be able to determine the exact actions the Proposal requires. See, e.g., Philadelphia Electric Co. (July 30, 1992); The Procter & Gamble Company (October 25, 2002); and PG&E Corporation (March 1, 2002). See also Occidental Petroleum Corp. (February 11, 1991) ("proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal.")

Similarly, a shareholder proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(6) if it would be subject to different interpretations by shareholders voting on the proposal. Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if "the company would lack the power or authority to implement the proposal." The Staff has recognized that a company lacks the power or authority to implement a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (January 14, 1992).

The Proposal is ambiguous and difficult – if not impossible – to comprehend and, therefore, would be subject to differing interpretations by shareholders voting on the Proposal. The most obvious flaw of the Proposal is that it contains so many grammatical errors that it is virtually incoherent. For example, the fourth paragraph reads exactly as follows:

> "THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest the retirement plan are to review their Calculation work sheet prior to forwarding to Gannett Corporate Headquarters and receive copies of all work sheets also ask them if they need a current copy of

> Summary of Plan Benefits. When an employee leave, the Gannett Company, without requesting it writing."

It is not clear what the phrase beginning with "[w]hen an employee leave" is intended to mean. Words may have been omitted from the phrase or, perhaps, the phrase relates, despite the punctuation, to the first sentence. The phrase leaves the reader guessing about what should happen when "an employee leave." The first sentence also may be subject to different interpretations. For example, does the Company need to develop a way of insuring that all employees vest in a retirement plan? Or does the Proposal concern employees who are already vested in the retirement plan? Although we believe similar ambiguities permeate the entire Proposal, we also specifically note that it is indiscernible what "changes to the Summary of Plan Benefits" are required to be made by the Board of Directors pursuant to Paragraph 5.

Lastly, in addition to being vague and indefinite, the Proposal also contains false and misleading statements which are contrary to Rule 14a-9 and which warrant exclusion of the Proposal under Rule 14a-8(i)(3). The second paragraph implies that the Company engages in "discrimination" because employees must request work sheets and also indicates that the Company ". . . feels employees do not or will not review work sheets and just toss [the] work sheets out." The Proponent offers no factual support for either of these statements. According to Rule 14a-9, misleading materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note (b) to Rule 14a-9. Since neither of the assertions attacking the reputation of the Company has been supported by facts, each is misleading and therefore provides additional grounds for excluding the Proposal under Rule 14a-8(i)(3).

We note that the Staff, under limited circumstances, permits shareholders to revise their shareholder proposals by deleting or revising false and misleading statements and clarifying vague terms. See SLB 14. However, the Staff has indicated that "when a proposal . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal . . . as materially false and misleading." Id. Furthermore, the Staff has indicated that the review of proposals that have obvious deficiencies ". . . is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under Rule 14a-8." Id. Accordingly, due to the number of corrections that would be required to bring the Proposal into compliance with the proxy rules, Mr. Wehling should not be afforded an opportunity to revise the Proposal. Thus, exclusion of the entire Proposal (with no opportunity to resubmit) from the 2003 Proxy Materials is warranted under Rules 14a-8(i)(3) and 14a-8(i)(6).

III. ***The Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance of Mr. Wehling.***

Rule 14a-8(i)(4) provides that a shareholder proposal may be omitted if it:

> ". . . relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or *to further a personal interest, which*

is not shared by the other shareholders at large." (emphasis added).

In proposing to broaden the scope for excluding proposals under former Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission indicated in the proposing release that the purpose of the rule was to provide shareholders with a means of communicating with other shareholders on matters of interest to them as shareholders and not as ". . . a means for a person to air or remedy some personal claim or grievance or to further some personal interest." See Release No. 34-19135 (October 14, 1982).

We believe Mr. Wehling is attempting to use the Company's proxy statement as a means of publicizing his personal dissatisfaction with a Company retirement plan. While the Company has remedied the miscalculation of his retirement benefits, Mr. Wehling continues to contact the Company about his perceived problems with the retirement plan. This is in spite of the fact that he is no longer employed by the Company and has already received all of his retirement benefits from the Company.

Although the details of the Proposal are unclear, the general subject matter of the Proposal is a familiar one both to the Company and Mr. Wehling. The Proposal is nothing more than a continuation of Mr. Wehling's correspondence with the Company prior to submitting the Proposal. See Exhibits B-1 through B-8. While it appears Mr. Wehling has attempted to draft the Proposal in a manner that superficially relates to matters of general interest, he deviates in Paragraph 3 by citing his personal experience with the Company's retirement plan:

> "WHEREAS, My initial Lump Sum Benefit Due at Termination Was $ 7,040.22. After I reviewed the requested a copies of all Work Sheets. The Gannett Company on 11/27/01 my Lump Sum Benefit Due At. Termination was changed to $8,097.26" [sic]

The Staff has previously excluded shareholder proposals from former employees who have used the shareholder proposal process as a forum to vent their personal dissatisfaction with their former employer. <u>Phillips Petroleum Company</u> (March 12, 2001) (proposal requiring midyear shareholder reports was excludable as a personal grievance, where proponent was a former employee who was terminated by the company); and <u>Pyramid Technology Corporation</u> (November 4, 1994) (proposal requiring company executives to be personally responsible for legal fees arising from insider transactions was excludable as a personal grievance, where proponent was a former employee who was terminated by the company). In both of the letters cited above, the proponent's conduct prior to the submission of the shareholder proposal made it clear that the proposal was motivated by the proponent's personal interest in annoying, harassing or embarrassing the company rather than the shareholders' interest at large. Furthermore, we note that the Staff granted the no-action request in each of the letters referenced above even though neither of the proponents would have benefited disproportionately in relation to other shareholders if their proposals had been approved.

Similar to the proponents in <u>Phillips Petroleum Company</u> and <u>Pyramid Technology Corporation</u> referenced above, Mr. Wehling is a former employee who has submitted a proposal because he is dissatisfied with his former employer. Mr. Wehling's prior conduct and his specific reference in the Proposal to his personal experience clearly indicate that the Proposal is motivated by Mr. Wehling's personal dissatisfaction with how the Company handled his retirement benefits. The fact that the Company initially miscalculated his retirement benefit is not a matter of interest to other shareholders that was intended to be addressed in the shareholder proposal process. Accordingly, the Company is of the view that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(4).

IV. ***The Proposal may be excluded under Rule 14a-8(i)(7) because it is directed towards the operation of a retirement plan, which is a matter of ordinary business operations.***

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release 34-40018 (May 21, 1998) (the "1998 Release").

The Staff has consistently taken the position that matters concerning employee benefit plans and the administration of those plans are not proper subjects for shareholder proposals. Specifically, the Staff has concurred with the position that shareholder proposals concerning retirement plans may be omitted under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) on the basis that such proposals deal with matters relating to the company's ordinary business operations. See, e.g., BB&T Corporation (January 29, 2002) (proposal to discontinue charging fees to the accounts of 401(k) plans); Lockheed Martin Corporation (February 1, 1999) (proposal to change the dividend payments of ESOP/401(k) plan); General Electric Company (January 25, 1999) (proposal to amend pension plan); CIGNA Corporation (December 21, 1998) (proposal to increase pension benefits); The Kroger Company (March 18, 1998) (proposal to require a search for a replacement of the advisor and trustee of the registrant's 401(k) employee retirement plan and determine whether such action would eliminate administrative fees); Lockheed Martin Corporation (February 2, 1998) (proposal recommending revision of retirement plan to broaden scope of credit for employee service); and Cincinnati Financial Corporation (February 20, 1996) (proposal to amend retirement plan to permit certain participants to roll out funds into an investment instrument of their own choosing).

Although the details of the Proposal are unclear, it appears to have something to do with the delivery of information to employees of the Company. We note that the Company scrupulously follows all of the procedures required by ERISA and its plan documents in connection with the administration of its retirement plan, and the proponent's request that the Company provide additional information to its employees is clearly within the prerogative of management. Accordingly, exclusion of the Proposal from the 2003 Proxy Materials is warranted under Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Company intents to omit the Proposal from the 2003 Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2003 Proxy Materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Company intends to release definitive copies of the 2003 Proxy Materials to its shareholders on or about March 21, 2003. Accordingly, we request that the Commission respond as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (202) 585-8535. If possible, we would appreciate it if the Staff would send a copy of its response to this request to me by fax at (202) 585-8080 when it is available.

Thank you for your attention to this matter.

Sincerely,



John C. Partigan

Enclosures

cc: Raymond L. Wehling
Thomas L. Chapple
Todd A. Mayman

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT.06382

June 10, 2002

Tara Leah Witmer; Senior Legal Counsel, Gannett Co. Inc., 7950 Jones Branch Drive, McLean, VA. 22107- 0830

Dear Mrs. Tara Leah Witmer

Thank you for response to my letter dated on 5-13-02 and after reviewing your letter, I contact the local UBS Paine Webber stockbroker. A telephone call and fax was sent to one of their compliance Officer about an affirmative written statement.

UBS Paine Webber compliance Officer state he could not give a affirmative written statement due to UBS Paine Webber receiving my Gannett Stock after 10-04-01 from my closed out 401k account and not having no Idea how many shares of stock are required to submit a share holder proposal.

I will be resubmitting the same shareholder proposal around the date of 10-10-02 and requesting a ticket to the annual stock holder meeting at that time.

I notice your letter noted SEC'S rules require that I sent you response no later than 14 days.

Now in the summer of 1999 you sent me brief guide on what was require to submitted a share holder proposal,

I here by request that you sent me a updated copy of those papers which list the required number of shares and time frame share holder proposal to be included for share holders to vote on at the Annual Stock holder meeting and I will forward that to UBS Paine Webber and to a Mr. Dick Grasso, Chairman of the New Your Stock Exchange, Inc. along with a list of several question for Mr., Dick Grasso Staff concerning the SEC rules you listed in your letter.

You can reply to a letter regular US Mail, because it's a long time unit October 10, 2002.

Sincerely,

Raymond L.Wehling

SHAREHOLDER PROPOSAL

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not to have the employee review the Gannett Retirement Calculation Work Sheet prior to submitting to Gannett Corporate Headquarters with out a request in writing and.

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not give Gannett Retirement Calculation Work Sheets or the Pension Equity Method work sheets for employees who are vest in the retirement plan but leave the Company prior to normal retirement age, they (employee) must request those work sheets and forms in writing which is discrimination, because they (Gannett Company) feels employees do not or will not review work sheets and just toss work sheets out.

"WHEREAS, My initial Lump Sum Benefit Due at Termination Was $ 7,040.22. After I review the requested a copies of all Work Sheets. The Gannett Company on 11/27/01 my Lump Sum Benefit Due At Termination was changed to $ 8,097.26

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest the retirement plan are to review their Calculation work sheet prior to forwarding to Gannett Corporate Headquarters and receive copies of all work sheets also ask them if they need a current copy of Summary of Plan Benefits. When an employee leave, the Gannett Company, without requesting it writing.

THEREFORE BE IT RESOLVED that the shareholders request that the Board of Directors of Gannett
Company Inc. develops and implements changes to Summary of Plan Benefits "Stating the time limit for the challenge the value of your benefit after reviewing all Retirement Calculation Work Sheets. A review the Gannett retirement Plan for possible areas of changes.

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors adopt such policy at the earliest time and they report on the progress made in this regard no later October 16, 2003.

Sincerely,



Raymond L. Wehling

EXHIBIT B

Letter of resignation of Raymond L Wehling to Production Director of the Norwich Bulletin dated June 18,2001 Exhibit B page B-1.

Raymond L Wehling
45 Driscoll Dr.
Uncasville, Ct. 06382

June 18,2001

Production Department Head
The Norwich Bulletin
66 Franklin ST.
Norwich , CT. 06360
ATTN: William Walker

Dear Sir:

This is to notify you that I will be leaving my job at the bulletin on July 4, 2001 after printing July 4 2001 newspaper, to take a position at Wal-Mart. I have been with the bulletin 12 years and as you know this a part – time position job for me and that I work full time days, for the Police Department, City of Norwich. The Wal-Mart position will have me home by twelve and will afford me a better night's rest.

I have enjoyed employment at the bulletin and wish you the best.

Sincerely,



Raymond L. Wehling

EXHIBIT C

Letter from Mr. Thomas E. Burgum Supervisor/Retirement Plan Administration to Raymond L. Wehling dated September 28,2001 Exhibit C page C -1.

Thomas E. Burgum
Supervisor/Retirement Plan Administration



September 28, 2001

Mr. Raymond Wehling
45 Driscoll Dr.
Uncasville, CT 06382

Re: **Gannett Retirement Plan – Vested Benefit/Voluntary Lump Sum Notification**

Dear Raymond:

Upon your termination of employment with Norwich Bulletin, you were entitled to a vested benefit under the Gannett Retirement Plan ("the Plan").

This letter notifies you of the amount of your retirement account balance earned through July 3, 2001 and gives you additional information regarding the forms of payment that are available to you. It also advises you of your eligibility to request payment of the benefit in a lump sum.

Immediate Payment of Benefits

The value of your retirement account balance in the Gannett Retirement Plan is **$7,040.22**. You may request that this amount be paid to you in one of the following manners: a lump sum, an immediate single life annuity or an immediate joint and survivor annuity (described below).

Immediate Distribution Options

Your options for immediate payment of your Gannett Retirement Plan benefit are as follows:

Lump Sum Payment Directly to You: You may request that the distribution be paid directly to you, in which case the 20% mandatory federal tax and any mandatory state tax withholding will apply. If, within 60 days of your receipt of the funds, you decide to roll the distribution over to an IRA or another employer's qualified plan, you will need to make up the mandatory tax withholdings from your personal funds and request a reimbursement of the taxes that were withheld when you file your tax forms the following April. (See attached Tax Notice information.)

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

EXHIBIT D

Gannett Retirement Plan, Calculation Request form for Raymond L. Wehling complete by the Human Resources Dept. dated 09/ 14/ 2001 Exhibit D pages D -1 thru D - 3 .

Gannett Company Calculation Work Sheet (inputs) completed by Thomas E. Burgum dated 9/27/2001 Exhibit D pages D - 4 thru D -10 .

GANNETT RETIREMENT PLAN

Calculation Request Form

DATE: 09/14/2001

UNIT: Norwich | REQUESTED BY: Nancy Coleman

1. EMPLOYEE NAME: Raymond Wehling | 2. SSN: 255-76-5659

3. ADDRESS

Street	City	State	Zip
45 Driscoll Drive	Uncasville	CT	06382

4. MARITAL STATUS: Married | SPOUSE'S NAME: Hedy Wehling
SPOUSE'S DOB:
SPOUSE'S SSN: 046-36-1146

5. DATE OF BIRTH: 12/11/1948 | 6. DATE OF HIRE: 02/13/1989

7. TERM/RET DATE: 07/03/2001 | 8. BENEFIT COMM:

9. RETIREMENT TYPE: Vested Term | 10. CALC TYPE: Final

If this is an estimate, enter up to two "As Of" dates: ______ ______

11. Did this employee have any breaks in service? No

DATES OF BREAK(S)			REASON
	through		~~Part Company~~
	through		
	through		

12. Was this employee ever on STD, LTD or Maternity Leave? No

DATES OF LEAVE			REASON
	through		
	through		
	through		

13. Was this employee ever out on Workers' Comp? No
If yes, did this employee apply for LTD benefits? No
If yes, was this employee approved for LTD benefits? No

14. If approved for LTD, enter LTD start date, and annual salary at start date.

Date: ______ **Annual Salary:** ______

GANNETT RETIREMENT PLAN
Calculation Request Form (Cont'd)

15. Did this employee ever contribute to the plan at any time? No
If yes, enter amount of contributions (plus interest) and as-of date.
Amount: ________ Date: ________

16. Were the contributions (and interest) ever withdrawn? No
Amount: ________ Date: ________

17. Did this employee participate in a profit sharing or savings plan? No
(Note: this does not mean the Gannett 401(k) Savings Plan)
Amount: ________ Date: ________

18. Did this employee participate in a prior pension plan? No
If yes, enter monthly prior plan benefit: ________

19. Did this employee ever work at another Gannett unit? No
If yes, enter information below:

Unit/Location	Dates of Service		
________	________	through	________
________	________	through	________
________	________	through	________

20. Was this employee ever part-time? ~~No~~ Yes
If yes, enter PT/FT dates in Notes section below.

NOTES:

GANNETT RETIREMENT PLAN

Calculation Request Form (Cont'd)

21. Enter employee's annualized base rate at term: $9,672.00
    Enter effective date of last salary increase: 02/12/2001

22. Enter earnings data.
    Note: Hours are only necessary for those years in which the participant was part-time.

	TOTAL PENSIONABLE EARNINGS	HOURS	COMMISSIONS	OVERTIME	BONUS
2001	6659.76	721.75			
2000	10146.52	1161.00			
1999	13167.26	1681.00			
1998	10600.00	1718.76			
1997	10760.00	1762.24			
1996	10560.66	1685.00			
1995	10271.90	1914.35			
1994	9989.29	1707.58			
1993	8221.70	1386.75			
1992	7576.45	1329.25			
1991					
1990					
1989					
1988					
1987					
1986					
1985					
1984					
1983					
1982					
1981					
1980					
1979					
1978					
1977					
1976					
1975					
1974					
1973					
1972					
1971					
1970					
1969					
1968					
1967					
1966					
1965					

90 & 91 pre-loaded in PM

For 89, pro-rated 90 hours and [illegible] 90 earnings @ [illegible]

Name... Raymond Wehling
Calculation Event. TRM
Benefit Type...... Vested
Calculation Type.. E

Soc-Sec-No... 255-76-5659
Unit......... ~~001 Corporate~~ Norwich
Prepared by.. TBURGUM

Employee Data

Dates

Database Update.........	2001/09/27
Birth..................	1948/12/11
Employment.............	1989/02/13
Cred Svc Date..........	1989/03/01
Calculation Event.......	1997/12/31
Benefit Commencement....	2014/01/01
Lump Sum Distribution...	2013/12/11
Normal Retirement.......	2014/01/01
Contribution A/O........	
Contribution Withdrawal.	1997/12/31

Other

Sex.....................	Male
Marital Status..........	Married
Corporate...............	N
Status..................	ACT
Employment Type.........	PT
Participant Number......	W50200
Union...................	N
Accrued Ben 12/31/93....	
Contributions w/Int.....	
Contrib Withdrawal Cd...	N
Contribute 1st Elig.....	Y
Non-Contributory Svc.	

Mo Prior Plan Benefit(1)
Mo Prior Plan Benefit(2)
Mo Prior Plan Benefit(3)

Prior Plan ERF(1)....
Prior Plan ERF(2)....
Prior Plan ERF(3)....

Beneficiary Data

Name..... Wehling, Hedy
Soc-Sec-No........... 046-36-1146
Birth................

Sex............ F
Relationship...

Pension Earnings

Year	Earnings	Hours	Year	Earnings	Hours
1997	10760.00	1762.00	1996	10561.00	1685.00
1995	10272.00	1914.00	1994	9989.00	1708.00
1993	8222.00	1387.00	1992	7576.00	1329.00
1991	6179.00	1191.00	1990	6751.00	1370.00
1989	5307.00	1142.00			

Address

Address.... 45 Driscoll Dr

City/State/Country...... Uncasville,CT U.S.A.
Zip Code................ 06382

Overrides/Assumptions

Vesting Service.......	
Cred Svc to Term......	
Cred Svc to Norm Ret..	
Final Avg Earn........	
Monthly Soc Sec Ben...	
Monthly Accrued Ben...	
Early Ret Red Factor..	
YTD Hours.............	1762
YTD Earnings..........	10760
Months in As of Year..	12

Apply 415 Limit........	N
Apply Pay Cap..........	N
Add Years to Age.......	
Add Years to Service...	
Hours Per Year.........	
Annual Earnings Rate...	

ɪNNETT Co., Inc RETIREM. ɪ LAN 2001/09/27 12:17:51

Calculation Worksheet (Results)

Name... Raymond Wehling
Calculation Event. TRM
Benefit Type...... Vested
Calculation Type.. E

Soc-Sec-No... 255-76-5659
Unit Code .. ~~001 Corporate~~ Norwic
Prepared by.. TBURGUM

------------------------- Calculation Summary -------------------------

------------- Ages -------------		------------- Service -------------	
Employee at Termination...	49.0000	Tot Cred to Term.....	7.416
Employee at Commencement..	65.0000	Tot Cred to Norm Ret.	23.416
Employee at Lump Sum Dist.	65.0000	Total Vesting.......	
Benef at Commencement.....	0.0000		

SECTION A.

------------------- Calculation Without Limits Applied -------------------

------------------------- Final Average Earnings -------------------------

No Months	Earnings	No Months	Earnings
12	899.17	12	887.06
12	856.00	12	950.62
12	926.21		

A1. Monthly Average = 54228.72 / 60 = 903.81

SECTION B.

--------------------------------Contributions--------------------------------

B1. Projected Contributions to Withdrawal Date............... 0.00
B2. Benefit Attributable to Contributions.................... 0.00

SECTION C.

---------------------------- Benefit Formula ----------------------------

C1. Gross Retirement Income (a + b) * c 134.05
 (a) (.020 * 903.81 * 23.4166).......... 423.28
 (b) (.007 * 903.81 * 0.0000).......... 0.00
 (c) Service Ratio (7.4166/ 23.4166)..... 0.3167
C2. Social Security Offset (a * b * c), Max (C1 * .5000)....... 51.33
 (a) .500 * 519.20.......................... 259.60
 (b) 7.4166 / 35........................... 0.2119
 (c) Social Security Early Ret Factor @ 65....... 0.933280
C3. Mo. Prior Plan Benefit (1)...................................... 0.00
C4. Accrued Ret Inc:[(Max (C1 - C2), C3)], Min $50] - B2
 (if applicable)........ 82.72
C5. Pre-62 Benefit:[(Max(C4 + C2), $50) * C5.a)]............... 0.00
 (a) Early Retirement Factor..................... 1.000000
 (b) Social Security Early Ret Factor @ Payment.. 0.933280
C6. Post-62 Benefit:[(Max(C4 + C2), $50) * C5.a)]
 - ((C2 * C5.b) / C2.c)]........ 0.00

SECTION D.

--------------------- Commencement Date 2014/01/01 ---------------------

-- Type ---	- Factor -	Participant	Beneficiary
Life Annuity	1.000000	82.72	
50% CA			
66 2/3% CA			
75% CA			
100% CA			
10 CC			
Disability			
Death			

ACCRUED - SEE ATTACHED

Gannett Retirement Plan

VESTED BENEFIT UNDER 1/1/98 PLAN

(Pension Equity Method)

Name:	Raymond Wehling	
SSN:	255-76-5659	
Unit:	Norwich	
2001 (7)	9,796.25	
2000	15,905.83	
1999	14,256.05	
1998	11,224.37	
1997	11,114.19	
1996 (5)	4,752.97	
		$67,049.66 / 5 =
		$13,409.93
birth	12/11/1948	
term	07/03/2001	101.6667
hire	02/13/1989	
csd	03/01/1989	89.2500
- prior to 1/1/98		7.4167
- 1/1/98 forward		2.9167
Total Service:		10.3333
Acc Ben at 12/31/97:		82.72
Monthly FAE at 12/31/97:		903.81
PE Factor:		58.12713
Starting Percentage:		44.3334
Transition Percentage:		0.0000
% Vested:		0.0000
Vested Transition %:		0.0000
Years at 5%:	1.1667 =	5.8333
Years at 7%:	0.3333 =	2.3333
Years at 9%:	0.0000 =	0.0000
		8.1667
52.5001 *	13,409.93 =	7,040.22

LS Benefit Due At Termination = $7,040.22

As Immediate Monthly Annuity = $42.76

Calculated by TBURGUM on 9/27/2001

TEB 9/27

GANNETT Co., Inc. RETIREMENT PLAN
Calculation Worksheet (Input)

2001/09/27
12:17:50

Name... Raymond Wehling
Calculation Event. TRM
Benefit Type...... Vested
Calculation Type.. E

Soc-Sec-No... 255-76-5659
Unit......... ~~001 Corporate~~ Norwich
Prepared by.. TBURGUM

------------------------------ Employee Data ------------------------------

-------------- Dates --------------
Database Update......... 2001/09/27
Birth.................. 1948/12/11
Employment.............. 1989/02/13
Cred Svc Date........... 1989/03/01
Calculation Event....... 1997/12/31
Benefit Commencement.... 2014/01/01
Lump Sum Distribution... 2013/12/11
Normal Retirement....... 2014/01/01
Contribution A/O........
Contribution Withdrawal. 1997/12/31

Mo Prior Plan Benefit(1)
Mo Prior Plan Benefit(2)
Mo Prior Plan Benefit(3)

--------- Other ---------
Sex..................... Male
Marital Status.......... Married
Corporate............... N
Status.................. ACT
Employment Type......... PT
Participant Number...... W50200
Union................... N
Accrued Ben 12/31/93....
Contributions w/Int.....
Contrib Withdrawal Cd... N
Contribute 1st Elig..... Y
Non-Contributory Svc.
Prior Plan ERF(1)....
Prior Plan ERF(2)....
Prior Plan ERF(3)....

------------------------------ Beneficiary Data ------------------------------

Name..... Wehling, Hedy
Soc-Sec-No........... 046-36-1146
Birth................

Sex............ F
Relationship...

------------------------------ Pension Earnings ------------------------------

Year	Earnings	Hours	Year	Earnings	Hours
1997	10760.00	1762.00	1996	10561.00	1685.0(
← 1995	10272.00	1914.00	1994	9989.00	1708.0(
1993	8222.00	1387.00	1992	7576.00	1329.0(
1991	6179.00	1191.00	1990	6751.00	1370.0(
1989	5307.00	1142.00			

------------------------------ Address ------------------------------

Address.... 45 Driscoll Dr

City/State/Country...... Uncasville,CT U.S.A.
Zip Code................ 06382

------------------------------ Overrides/Assumptions ------------------------------

Vesting Service.......
Cred Svc to Term......
Cred Svc to Norm Ret..
Final Avg Earn........
Monthly Soc Sec Ben...
Monthly Accrued Ben...
Early Ret Red Factor..
YTD Hours............. 1762
YTD Earnings.......... 10760
Months in As of Year.. 12

Apply 415 Limit........ N
Apply Pay Cap.......... N

Add Years to Age.......
Add Years to Service...
Hours Per Year.........
Annual Earnings Rate...

GANNETT Co., Inc RETIREM... PLAN 2001/09/27 12:17:51

Calculation Worksheet (Results)

Name... Raymond Wehling Soc-Sec-No... 255-76-5659
Calculation Event. TRM Unit Code .. ~~001 Corporate~~ Newic
Benefit Type...... Vested Prepared by.. TBURGUM
Calculation Type.. E

---------------------------- Calculation Summary ----------------------------

Ages		Service	
Employee at Termination...	49.0000	Tot Cred to Term.....	7.416
Employee at Commencement..	65.0000	Tot Cred to Norm Ret.	23.416
Employee at Lump Sum Dist.	65.0000	Total Vesting........	
Benef at Commencement.....	0.0000		

SECTION A.

-------------------- Calculation Without Limits Applied --------------------

------------------------- Final Average Earnings -------------------------

No Months	Earnings	No Months	Earnings
12	899.17	12	887.06
12	856.00	12	950.62
12	926.21		

A1. Monthly Average = 54228.72 / 60 = 903.81

SECTION B.

--------------------------------Contributions--------------------------------

B1. Projected Contributions to Withdrawal Date............... 0.00
B2. Benefit Attributable to Contributions................... 0.00

SECTION C.

---------------------------- Benefit Formula ----------------------------

C1. Gross Retirement Income (a + b) * c 134.05
  (a) (.020 * 903.81 * 23.4166).......... 423.28
  (b) (.007 * 903.81 * 0.0000).......... 0.00
  (c) Service Ratio (7.4166/ 23.4166)..... 0.3167
C2. Social Security Offset (a * b * c), Max (C1 * .5000)....... 51.33
  (a) .500 * 519.20.......................... 259.60
  (b) 7.4166 / 35_.......................... 0.2119
  (c) Social Security Early Ret Factor @ 65....... 0.933280
C3. Mo. Prior Plan Benefit (1).................................. 0.00
C4. Accrued Ret Inc:[(Max (C1 - C2), C3)], Min $50] - B2
  (if applicable)........ 82.72
C5. Pre-62 Benefit:[(Max(C4 + C2), $50) * C5.a)]................ 0.00
  (a) Early Retirement Factor.................... 1.000000
  (b) Social Security Early Ret Factor @ Payment.. 0.933280
C6. Post-62 Benefit:[(Max(C4 + C2), $50) * C5.a)]
  - ((C2 * C5.b) / C2.c)].......... 0.00

SECTION D.

---------------------- Commencement Date 2014/01/01 ----------------------

-- Type ---	- Factor -	Participant	Beneficiary
Life Annuity	1.000000	82.72	
50% CA			
66 2/3% CA			
75% CA			
100% CA			
10 CC			
Disability			
Death			

ACCRUED - SEE ATTACHED

Gannett PensionManag

SOCIAL SECURITY BENEFIT CALCULATION WORKSHEET
OLD-AGE PRIMARY INSURANCE AMOUNT (PIA)

NAME OR ID: Wehling, Raymond
SOCIAL SECURITY NUMBER: 255-76-5659
SEX: MALE

BIRTH DATE: 12/11/19
TERMINATION DATE: 12/19
EARNINGS PROJECTION DATE: 12/20
FIRST PAYMENT DATE: 01/20

ASSUMPTIONS:
PRIOR YEARS EARNINGS ESTIMATED USING A REDUCTION OF 6.000% IF REQUIRED.
EARNINGS FROM 12/1997 TO 12/2013 ARE ASSUMED LEVEL.
EARNINGS IN FINAL YEAR ARE USED.

CALCULATION OF SOCIAL SECURITY BENEFIT

1. METHOD USED = INDEXING METHOD

2. NUMBER OF COMPUTATIONAL MONTHS (35 X 12) = 420

3. WAGE HISTORY FOR SOCIAL SECURITY BENEFIT:

			S.S. TAXABLE WAGES				INDEXED TAXABLE EARNIN	
YEAR	ACTUAL EARNINGS	ESTI-MATED	MAXIMUM WAGE BASE	COVERED EARNINGS	HIGH YEARS	INDEXED EARNINGS FOR INDEX	INDEXED EARNINGS	HI YEA
1970	2104.99	*	7800.00	2104.99		6186.24	8406.59	*
1971	2231.29	*	7800.00	2231.29		6497.08	8484.66	*
1972	2365.17	*	9000.00	2365.17		7133.80	8191.02	*
1973	2507.08	*	10800.00	2507.08		7580.16	8171.21	*
1974	2657.51	*	13200.00	2657.51		8030.76	8175.51	*
1975	2816.96	*	14100.00	2816.96		8630.92	8063.44	*
1976	2985.98	*	15300.00	2985.98		9226.48	7995.53	*
1977	3165.14	*	16500.00	3165.14		9779.44	7996.05	*
1978	3355.05	*	17700.00	3355.05		10556.03	7852.26	*
1979	3556.35	*	22900.00	3556.35		11479.46	7653.84	*
1980	3769.73	*	25900.00	3769.73		12513.46	7442.68	
1981	3995.91	*	29700.00	3995.91		13773.10	7167.71	
1982	4235.66	*	32400.00	4235.66		14531.34	7201.32	
1983	4489.80	*	35700.00	4489.80		15239.24	7278.81	
1984	4759.19	*	37800.00	4759.19		16135.07	7287.17	
1985	5044.74	*	39600.00	5044.74		16822.51	7408.74	
1986	5347.42	*	42000.00	5347.42		17321.82	7626.89	
1987	5668.27	*	43800.00	5668.27		18426.51	7599.83	
1988	6008.37	*	45000.00	6008.37		19334.04	7677.69	*
1989	6368.87	*	48000.00	6368.87		20099.55	7828.39	*
1990	6751.00		51300.00	6751.00		21027.98	7931.72	*
1991	6179.00		53400.00	6179.00		21811.60	6998.85	
1992	7576.00		55500.00	7576.00		22935.42	8160.75	*
1993	8222.00		57600.00	8222.00		23132.67	8781.09	*
1994	9989.00		60600.00	9989.00		23753.53	10389.40	*
1995	10272.00		61200.00	10272.00		24705.66	10272.00	*
1996	10561.00		62700.00	10561.00		24705.66	10561.00	*
1997	10760.00		65400.00	10760.00		24705.66	10760.00	*
1998	10760.00	*	65400.00	10760.00		24705.66	10760.00	*
1999	10760.00	*	65400.00	10760.00		24705.66	10760.00	*

2000	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2001	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2002	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2003	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2004	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2005	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2006	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2007	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2008	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2009	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2010	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2011	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2012	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
2013	10760.00	*	65400.00	10760.00	24705.66	10760.00	*
SUM OF HIGH YEARS						335512.15	

4. CALCULATION OF PIA

A. INDEXING METHOD

(1). AVERAGE INDEXED MONTHLY EARNINGS (335512.15 / 420) = 798

(2). ESTIMATED PIA (.90 X 455) + (.32 X 343) + (.15 X 0) = 519.

(3). CPI ADJUSTMENTS TO PIA STARTING FROM YEAR FIRST ELIGIBLE

NOT APPLICABLE

B. TRANSITIONAL GUARANTEE METHOD - NOT APPLICABLE

C. PRE-1977 AMENDMENT METHOD - NOT APPLICABLE

5. FINAL ESTIMATES *

OLD-AGE PIA AT AGE 66 AND 0 MOS. = 519.20 PER MONTH OR 6228 PER YEAR *

* ACTUAL NET CHECK AMOUNTS ARE ROUNDED TO THE NEXT LOWER DOLLAR, IF NOT AN EXACT MULTIPLE OF $1.

** ANNUAL FIGURE IS BASED ON ESTIMATED CHECK AMOUNT.

EXHIBIT E

Raymond L. Wehling two (2) paycheck stubs dated 07/29/01 Exhibit E page E-1.

Certification of Health Care Provider form (Family and Medical Leave Act of 1993)dated May 22,2000 Exhibit E pages E-2 thru E-4.

Letter from Raymond L. Wehling to Thomas E. Burgum for copies of all worksheets used to calculate retirement benefits dated October 8,2001 Exhibit E pages E – 5 and E - 6

RWICH BULLETIN - 66 FRANKLIN ST. - NORWICH, CT 06360

▼ DETACH AND RETAIN THIS STATEMENT OF YOUR EARNINGS AND DEDUCTIONS ▼

CHECK NUMBER	PERIOD END	DEPT	EMPLOYEE NAME	EMPLOYEE ID	
	07/29/01	1035	WEHLING, RAYMOND L	255765659	

STANDARD RATE	TOTAL HOURS	YEAR TO DATE GROSS	GROSS TAXABLE PAY	TOTAL TAXES	TOTAL DEDUCTIONS	NET PAY
1.3000	46.50	7,789.59	367.58	180.93	64.87	186.65

EARNINGS TYPE	HOURS	CURRENT	YEAR TO DATE	ST EXMP	TAXES/DEDS	CURRENT	YEAR TO DATE
PAY	.00	.00	6,659.76		FICA	26.81	482.95
(1.5)	.00	.00	240.98	S-00	FEDERAL	109.85	1,841.81
HOLIDAY	.00	.00	146.40		MEDICARE	6.27	112.95
ATION 22	46.50	432.45	432.45	S-00	STATE CT	38.00	608.86
LS INC-S	.00	.00	100.00		NON CASH(M	.00	210.00
CASH(ME	.00	.00	210.00		*401K	64.87	1,136.94
S PRE-TAX DEDS +		64.87	1,136.94				
SS TAXABLE PAY		367.58	6,652.65				

WICH BULLETIN - 66 FRANKLIN ST. - NORWICH, CT 06360

▼ DETACH AND RETAIN THIS STATEMENT OF YOUR EARNINGS AND DEDUCTIONS ▼

CHECK NUMBER	PERIOD END	DEPT.	EMPLOYEE NAME	EMPLOYEE ID	
	07/29/01	1035	WEHLING, RAYMOND L	255765659	46.50

STANDARD RATE	TOTAL HOURS	YEAR TO DATE GROSS	GROSS TAXABLE PAY	TOTAL TAXES	TOTAL DEDUCTIONS	NET PAY
1.3000	17.25	7,357.14	154.16	130.48	27.20	23.68

EARNINGS TYPE	HOURS	CURRENT	YEAR TO DATE	ST/EXMP	TAXES/DEDS	CURRENT	YEAR TO DATE
PAY	8.75	81.38	6,659.76		FICA	11.86	456.14
(1.5)	4.50	62.78	240.98	S-00	FEDERAL	77.84	1,731.96
HOLIDAY	4.00	37.20	146.40		MEDICARE	2.78	106.68
ES INC-S	.00	.00	100.00	S-00	STATE CT	38.00	570.86
CASH(ME	.00	.00	210.00		NON CASH(M	.00	210.00
					*401K	27.20	1,072.07
S PRE-TAX DEDS +		27.20	1,072.07				
SS TAXABLE PAY		154.16	6,285.07				

Certification of Health Care Provider
(Family and Medical Leave Act of 1993)

1. **Employee's Name:** Raymond Wehling

2. **Patient's Name (if different from employee):**

3. The attached sheet describes what is meant by a "serious health condition" under the Family and Medical Leave Act. Does the patient's condition[1] qualify under any of the categories described? If so, please check the applicable category.

(1) ✓ (2)__ (3)__ (4)__ (5)__ (6)__ , or None of the above ______

4. Describe the **medical facts** which support your certification, including a brief statement as to how the medical facts meet the criteria of one of these categories:

5.a. *State* the **approximate date** the **condition commenced, and the probable duration** of the condition (and also the probable duration of the patient's present **incapacity**[2] if different):

1/14/00 through 5/1/00 approx. * see Doctors note attached

b. Will it be necessary for the employee to take work only **intermittently or to work on a less than full schedule** as a result of the condition (including for treatment described in Item 6 below)? ______

If yes, give the probable duration:

c. If the condition is a **chronic condition** (condition #4) or **pregnancy**, state whether the patient is presently incapacitated[2] and the likely duration and frequency of **episodes of incapacity**[2]:

6.a. If additional **treatments** will be required for the condition, provide an estimate of the probable number of such treatments: * see attached

If the patient will be absent from work or other daily activities because of **treatment** on an **intermittent** or **part-time** basis, also provide an estimate of the probable number and interval between such treatments, actual or estimated dates of treatment if known, and period required for recovery if any:

b. If any of these treatments will be provided by **another provider of health services** (e.g., physical therapist), please state the nature of the treatments:

---

[1] Here and elsewhere on this form, the information sought relates only to the condition for which the employee is taking FMLA leave.

[2] "Incapacity," for purposes of FMLA, is defined to mean inability to work, attend school or perform other regular daily activities due to the serious health condition, treatment therefor, or recovery therefrom.

Form WH-380
December 1994

c. If a regimen of continuing treatment by the patient is required under your supervision, provide a general description of such regimen (e.g., prescription drugs, physical therapy requiring special equipment):

7.a. If medical leave is required for the employee's **absence from work** because of the **employee's own condition** (including absences due to pregnancy or a chronic condition), is the employee **unable to perform work of any kind?** Yes

b. If able to perform some work, is the employee **unable to perform any one or more of the essential functions of the employee's job** (the employee or the employer should supply you with information about the essential job functions)? ______ If yes, please list the essential functions the employee is unable to perform:

c. If neither a. nor b. applies, is it necessary for the employee to be **absent from work for treatment?**

______

8.a. If leave is required to **care for a family member** of the employee with a serious health condition, **does the patient require assistance** for basic medical or personal needs or safety, or for transportation?______

NA

b. If no, would the employee's presence to provide **psychological comfort** be beneficial to the patient or assist in the patient's recovery?______

c. If the patient will need care only **intermittently** or on a part-time basis, please indicate the probable **duration of this need:**

[signature]
(Signature of Health Care Provider)

Orthopedic
(Type of Practice)

2 Clinic Dr Norwich CT 06360
(Address)

(860) 889-7345
(Telephone number)

To be completed by the employee needing family leave to care for a family member:

State the care you will provide and an estimate of the period during which care will be provided, including a schedule if leave is to be taken intermittently or if it will be necessary for you to work less than a full schedule:

____
(Employee signature)

____
(date)

5/22/00 Mr. Raymond Wehling.

Apparently, the patient has a second job which comes under the Certification of Health Care Provider. He need to turn this in to his second job.

Mr. Wehling certainly has a serious health condition, category I, required stay in hospital and subsequent period of incapacity associated with that.

He has a fracture of one of the bones in the left wrist which required bone grafting and internal fixation, as well as casting to get it to heal. The day it began was 1/14/2000. The patient will probably remain disabled from this type of employment until August 1, 2000.

He is unable at this point to manipulate with the left hand, to repetitively grasp and unable to lift. He will not be able to try these activities repetitively until August 1, 2000. He may require P.T. through June and July of 2000.

The patient is able to perform some limited duty work as of May 30, 2000. Hopefully, that will answer all the questions for the form. Then mail form back to patient.

Patricia A. Stuart, M.D.

Author for form from PAS.

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06380

October 8, 2001

Thomas E. Burgum, Supervisor/Retirement Plan Administration, Gannett, 1100 Wilson Blvd., Arlington, Va. 22234.

Dear Mr. Thomas E. Burgum

Subj: Gannett Retirement Plan – Vested Benefit/ Voluntary Lump Sum Notification.

Enc. 1). Your Letter dated Sept. 28, 2001 pages 1, 2 , 3 and 4.

2). Social Security Statement of Earning Record for Raymond L. Wehling pages 1 and 3.

3) Pay check stubs two (2) dated 7/29/01 , one was for 17.25 hours of work and the second one was for 46.50 hours of vacation time.

Several years ago Mr. David Whitehead who was the Publisher of the Norwich Bulletin at the time during his He State of News Paper address to the employees address " That the Gannett Company Was Going to a Buy Out Retirement Plan in which employee who leaves the company after approximate date of 3 or 4 years later would be having retirement benefits calculated in percents of base salary per year. In the format of lump sum payment up to 2 ½ year salary for over 35 years service ? instead of a monthly check "

By the way after giving over 14 day working notice my last paper I put out was July 4, 2001 paper. At the Norwich Bulletin, nighttime inserter receives Holiday pay if They work the holiday paper example Christmas morning paper.

I would like to get a up to date copy of Gannett Retirement Plan and a copy of all work sheets which were used to calculate my retirement benefits.

I also was supprised that I did not receive a copy of the annual income used calculate my benefits and a list of all income which were that are include in my annual salary but not used to calculated benefits pay to me which in the same format that Social Security uses.

I here by request a copy of the annual income used to calculate my benefits and a list of all income that was reported to the Internal Revenue Service (IRS) for tax purposes that was not used in calculation of my retirement benefits .

Sincerely,

Raymond L. Wehling

Cc: D. H. McCorkindale Chief Executive Officer of Gannett

EXHIBIT F

Letter from Mr. Thomas E. Burgum Supervisor /Retirement Plan Administration to Raymond L. Wehling, with revised worksheets dated November 27,2002 Exhibit F pages F-1 thru F-4.

Thomas E. Burgum
Supervisor/Retirement Plan Administration



November 27, 2001

Mr. Raymond L. Wehling
45 Driscoll Drive
Uncasville, CT 06380

Re: Gannett Retirement Plan Benefit Calculation

Dear Mr. Wehling:

This is written in response to your letter dated November 23, 2001 regarding your Gannett Retirement Plan benefit calculation.

The five-page worksheet that constitutes your Gannett Retirement Plan benefit consists of two pieces; your benefit accrued under the prior plan formula through December 31, 1997 and your benefit accrued from January 1, 1998 forward. The last four pages display the calculation of your benefit accrued through December 31, 1997. The age at termination is listed as 49.0000 because you were 49 years old as of December 31, 1997.

The $50 minimum benefit and the .00333 percent reduction for early retirement apply to participants who were grandfathered under the prior plan formula and leave the company after the age of 55; therefore, these provisions did not apply to your 12/31/97 accrued benefit calculation.

You note your credited service to term is listed as 7.416. Again, this is the calculation of your accrued benefit as of December 31, 1997. Based on your hours worked through that date, that is the total credited service accrued through December 31, 1997. The vesting service number that did not copy as well on that page is 9. Once you accrue more than five years of vesting service, your benefit is non-forfeitable. Therefore, any vesting service exceeding five years is academic.

The Gannett Retirement Plan does not use W-2 earnings for compensation. Instead, it defines compensation as the sum of your base pay, overtime, commissions, and performance-based bonuses. For your 2001 earnings and hours, we show the following:

Line Item	Earnings	Hours
Reg Pay	$6,659.76	721.75
Hol (1.5)	240.98	17.50
Co Holiday	146.40	16.00
Vacation 2001	432.45	46.50
Sales Inc-St	100.00	0.00
TOTAL:	$7,579.59	801.75

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

As this differs slightly from the number originally reported to us by the Human Resources Department at The Bulletin, we have revised your benefit calculation accordingly. In addition, it appears your credited service accrued from January 1, 1998 through your termination date was in error. Your revised benefit is $8,097.26, or an additional $1,057.04 from what was previously distributed to you. We will issue you a check for the difference in the course of the next week. A copy of the revised worksheet is enclosed for your reference.

Contributions to the plan were neither required nor permitted after 1984. That is why there was no reference to any plan contributions in your vested benefit notification letter. Interest rates on contributions are defined by the Pension Benefit Guaranty Corporation ("PBGC"). Their values since 1984 are as follows:

Year	Interest Rate
1985	5.5%
1986	5.5%
1987	5.5%
1988	10.61%
1989	11.11%
1990	9.57%
1991	9.78%
1992	8.10%
1993	7.63%
1994	6.40%
1995	9.54%
1996	6.89%
1997	7.34%
1998	7.13%
1999	5.59%
2000	7.47%
2001	6.75%

Mr. Dubicki and Ms. Kinner would need to request any information they require themselves.

Should you require any additional information, feel free to contact me.

Sincerely,



Thomas E. Burgum

cc: Janine Dunn

Enclosure

Gannett Retirement Plan
VESTED BENEFIT UNDER 1/1/98 PLAN
(Pension Equity Method)

Name:	Raymond Wehling		
SSN:	255-76-5659		
Unit:	Norwich		
2001 (7)	10,036.79		
2000	15,905.83		
1999	14,256.05		
1998	11,224.37		
1997	11,114.19		
1996 (5)	4,752.97		
		$67,290.20	**/ 5 =**
		$13,458.04	
birth	12/11/1948		
term	07/03/2001	101.6667	
hire	02/13/1989		
csd	08/01/1990	90.6667	
- prior to 1/1/98		7.4167	
- 1/1/98 forward		3.0000	
Total Service:		10.4167	
Acc Ben at 12/31/97:		82.72	
Monthly FAE at 12/31/97:		903.81	
PE Factor:		58.12713	
Starting Percentage:		44.3334	
Transition Percentage:		0.0000	
% Vested:		0.0000	
Vested Transition %:		0.0000	
Years at 5%:	2.5833 =	12.9167	
Years at 7%:	0.4167 =	2.9167	
Years at 9%:	0.0000 =	0.0000	
		15.8333	

60.1667 * 13,458.04 = 8,097.26

LS Benefit Due At Termination = $8,097.26

As Immediate Monthly Annuity = $49.18

F - 3 Calculated by TBURGUM on 11/27/2001

NAME: Raymond Wehling | Prepared by: TEB
UNIT: Norwich | Term Date: 07/03/2001

CREDITED SERVICE/FULL TIME EARNINGS FOR PART TIME VESTED TERMS & RETIREES

YEAR	ACTUAL EARNINGS	ACTUAL HOURS	FULL TIME* MONTHS EQUIVALENT	FULL TIME** HOURS FACTOR	FULL TIME*** EARNINGS
2001	$7,579.59	801.75	5.29	0.441	$17,205.93
2000	$10,146.52	1161.00	7.65	0.638	$15,905.83
1999	$13,167.26	1681.00	11.08	0.924	$14,256.05
1998	$10,600.00	1718.76	11.33	0.944	$11,224.37
1997	$0.00	0.00	0.00	0.000	$0.00
1996	$0.00	0.00	0.00	0.000	$0.00
1995	$0.00	0.00	0.00	0.000	$0.00
1994	$0.00	0.00	0.00	0.000	$0.00
1993	$0.00	0.00	0.00	0.000	$0.00
1992	$0.00	0.00	0.00	0.000	$0.00
1991	$0.00	0.00	0.00	0.000	$0.00
1990	$0.00	0.00	0.00	0.000	$0.00
1989	$0.00	0.00	0.00	0.000	$0.00
1988	$0.00	0.00	0.00	0.000	$0.00
1987	$0.00	0.00	0.00	0.000	$0.00
1986	$0.00	0.00	0.00	0.000	$0.00
1985	$0.00	0.00	0.00	0.000	$0.00
1984	$0.00	0.00	0.00	0.000	$0.00
1983	$0.00	0.00	0.00	0.000	$0.00
1982	$0.00	0.00	0.00	0.000	$0.00
1981	$0.00	0.00	0.00	0.000	$0.00
1980	$0.00	0.00	0.00	0.000	$0.00
1979	$0.00	0.00	0.00	0.000	$0.00
1978	$0.00	0.00	0.00	0.000	$0.00
1977	$0.00	0.00	0.00	0.000	$0.00
1976	$0.00	0.00	0.00	0.000	$0.00

TOTAL FT MONTHS EQUIV. 35.36 / 12 = 2.946

* ACTUAL HOURS DIVIDED BY 162.5 PRE-1989; 151.67 BEGINNING 1989
** ACTUAL HOURS DIVIDED BY 1,950 PRE-1989; 1,820 BEGINNING 1989
*** ACTUAL EARNINGS DIVIDED BY FULL TIME HOURS FACTOR

TERMINATION DATE OR EFFECTIVE FT DATE	2001 Yr	8 Mo
MINUS FT MONTHS EQUIV. FOR PT SERVICE	3 Yr	0 Mo
ADJUSTED CREDITED SERVICE DATE	1998 Yr	8 Mo

FAE= $10,036.79
$15,905.83
$14,256.05
$11,224.37
$0.00
$0.00
Total 51423.04
divided by
60 $857.05 = FAE

EXHIBIT G

Gannett Retirement Plan, Restated as of January 1, 1998 Exhibit G pages G-1 and G-2..

Gannett Retirement Plan, Summary Plan Description (SPD) cover page dated October 2000 Exhibit G pages G-3 and G-4.

under this Plan as stated as a single lump sum benefit is equal to the sum of Paragraphs (a) and (b) below.

(a) The product of Paragraphs (i) and (ii):

(i) The sum of the Participant's Total Basic Percentage, Starting Percentage, and Transition Percentage.

(ii) The Participant's Final Average Earnings.

(b) The product of Paragraphs (i) and (ii):

(i) The Participant's Total Supplemental Percentage.

(ii) The Participant's Final Average Earnings in excess of the Social Security Wage Base.

A Participant's Basic Retirement Amount will not be increased for interest or similar accruals. In no event will this Basic Retirement Amount be less than the Minimum Retirement Amount determined under Paragraph 6A.08 as of the Participant's benefit commencement date.

6A.03 Special Definitions for Purposes of Paragraph 6A.02. For purposes of calculating a Participant's Basic Retirement Amount under Paragraph 6A.02 the following special definitions apply:

(a) "Total Basic Percentage" means the sum of the Basic Percentages a Participant earns for each year, or partial year, of Credited Service earned after December 31, 1997. The Basic Percentage a Participant earns for any one year of Credited Service earned after December 31, 1997 is based on the total years of Credited Service a Participant has earned under the Plan pursuant to the following table:

Based on a Participant's total years of Credited Service	Basic Percentage Earned for a Year of Credited Service after December 31, 1997
For the Participant's first 10 years of Credited Service	5%
For the Participant's second 10 years of Credited Service	7%
For the Participant's years of Credited Service over 20	9%

GANNETT RETIREMENT PLAN

Restated as of
January 1, 1998

Thomas E. Burgum
Supervisor/Retirement Plan Administration



RAYMOND L WEHLING
314 NORWICH AVE
TAFTVILLE, CT 06380

October 2000

To: Retirement Plan Participants

From: Thomas E. Burgum

Subject: Summary Plan Descriptions

As you may recall, both the Gannett 401(k) Savings Plan and the Gannett Retirement Plan formulas changed effective January 1, 1998. In an effort to provide you with additional information regarding your retirement benefits, we are pleased to provide you with a summary plan description ("SPD") for the Gannett Retirement Plan formula under which you are covered. SPD's for the Gannett 401(k) Savings Plan are also available from your Human Resources office. If you have any questions regarding the information contained in this booklet or anything else relating to your retirement benefits, please contact your local Human Resources representative.

Tom

1100 Wilson Blvd., Arlington, VA 22234 703/284-6249 FAX: 703/558-3958
tburgum@gcipoa.gannett.com

Your Rights Under ERISA

As a Plan participant you are entitled to (1) examine, without charge, at the Plan Administrator's Office or at the Human Resources Department, all Plan documents, insurance contracts, pertinent collective bargaining agreements, a complete list of all related companies participating in and sponsoring the Plan, and copies of the documents filed with the Department of Labor, such as the detailed annual reports and Plan description forms; (2) obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator (a reasonable charge may be made for the copies); (3) receive a summary of the Plan's annual financial report; and (4) obtain a statement concerning your right to receive a pension benefit at normal retirement age and what your benefits would be at normal retirement age if you stop working now. If you are not yet entitled to a pension benefit, the statement will tell you how many more years you have to work to obtain a right to a pension. Such information should be requested in writing and is not required to be given more than once a year. There is no charge for this information. No one, including your employer or anyone else, can fire you or otherwise discriminate against you in any way for exercising your rights under ERISA or to prevent you from obtaining a Plan benefit.

In addition to creating these kinds of rights for Plan participants, ERISA imposes duties and responsibilities upon the people who administer the Plan. These people are called "fiduciaries," and they have the obligation of operating the Plan prudently and in the best interest of the Plan's participants and beneficiaries.

In the event that your claim for a benefit is denied in whole or in part, you have the right to have your claim reviewed and reconsidered under the Claims Review Procedure. In addition, ERISA provides other ways to enforce your rights. For instance, if you request materials from a Plan and do not receive them within 30 days, you may file suit in federal court. In such a case, the court may require the Plan Administrator to furnish the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Administrator.

If your claim for benefits is denied or ignored, in whole or in part, you may file suit in state or federal court. If it should happen that any Plan fiduciary misuses the Plan's money, or if you are discriminated against for asserting your rights, you may seek the assistance of the U.S. Department of Labor, or you may file suit in federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees – for example, if it finds your claim to be frivolous. If you have any questions about the Plan, contact the Gannett Human Resources Department or the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest office of the Pension and Welfare Benefits Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue NW, Washington, D.C. 20210.

Although this statement emphasizes your right to bring a lawsuit and to seek Labor Department assistance, it is unlikely that disputes will require such action. This Plan was not established to deny benefits to anyone, but there may be situations that simply are not covered by the Plan. In such cases, the Plan's Claims Review Procedure ought to be enough to satisfy everyone involved. Nevertheless, if any legal action is necessary, the Plan Administrator has been designated as the agent for service of legal process, and service may also be made upon the Trustee and other members of the Committee.

EXHIBIT H

Letter from Raymond L. Wehling to Mr. Harvey Pitt, Chairman of the Securities and Exchanged Commission dated July 20, 2002 Exhibit H pages H - 1 and H - 2.

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382
Email Rlw67@aol.com

July 20, 2002

Mr. Harvey Pitt, Chairman of the Security and Exchange Commission, 450 Fifth Street, N.W. Washington, D.C. 20549-0213

Dear : Mr. Harvey Pitt

Enc. a) Copy of Mrs. Tara Leah Witmer, Senior Legal Counsel, for the Gannett Company Inc, replay to my Share holder proposal.

I am not sure if your office or the office of Mr. Dick Grasso has responsibility for following complaint and answering the questions listed below.

Mrs. Tara Witmer states " You have not submitted to us an affirmative written statement from the record holder of the shares, UBS Paine Webber, verifying that the shareholder has owned the shares, or at least the required number of shares to submit a shareholder proposal, continuously for a period of one year as of the time of submitting the proposal.

Mrs. Tara Witmer also states" You have not submitted to us your own written statement that you intend to continue holding such shares through the date of Gannett's 2003 Annual Meeting of Shareholders".

" If you chose to cure the defects note above, the SEC rules require that you send to us no later than 14 days from the date you receive this letter."

Question one. How does UBS Paine Webber find out the requires number of shares of for submitting a proposal.

I request that you send several samples of written statements from the record holder of the shares.

I quest that you send several samples of Statements that a person intends to hold the shares through the date of Annual Stockholders Meeting

Question Two: Request that you get a copy of the current Gannett policy on submitting shareholder proposal. An explain to me how a Gannett Company can invoke The Security and Exchange

Commission 14 day rule when the proposal was mailed three (3) months before the cut off date in their policy.

Question Three: Does the SEC 14 - Day only applies when shareholder proposal submitted on the deadline date for submitting proposal.

I f you have any question about the Gannett Company Policies feel free to contact Mrs. Tara Witmer Senior Legal Counsel or Mr. Douglas H. McCorkindale Chief Executive Officer of Gannett Company through the phone numbers or E – Mail listed on Mrs. Tara Witmer, May 29,2002 letter.

Sincerely,



Raymond L Wehling

EXHIBIT I

Letter from Securities and Exchange Commission , Branch Chief Gloria F. Smith-Hill, dated August 8, 2002 Exhibit I page I-1.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
INVESTOR EDUCATION
AND ASSISTANCE

AUG - 8 2002

HO-370390

Raymond L. Wehling
45 Driscoll Drive
Uncasville, CT 06382

Dear Mr. Wehling:

Thank you for your July 20th letter to Chairman Harvey Pitt concerning a shareholder proposal for consideration at Gannett Company Inc.'s 2003 Annual Meeting of Shareholders.

We very much appreciate your taking the time to write and inform us of this matter. We welcome your comments because they help the SEC in regulating the securities industry and allow us to determine patterns or practices that warrant broader regulatory review. We have forwarded your correspondence to the appropriate Division of the SEC for further review. In the meantime, you may wish to look on our website for the rule that discusses shareholder proposals. You can find it at: http://www.sec.gov/rules/final/34-40018.htm. You should scroll down to the bottom of the document to locate the Q&As which I believe will be helpful. If you have additional concerns or questions, please contact the Division of Corporation Finance directly at (202) 942-2900.

Once again, thank you for contacting us.

Sincerely,

Gloria F. Smith-Hill

Gloria F. Smith-Hill
Branch Chief

EXHIBIT J

Letter to Congressman Bob Simmons, Connecticut Second Congressional District dated October 2, 2002 Exhibit J pages J-1 and J-2..

Raymond L. Wehling
45 Driscoll Dr.
Uncasville, CT. 06382
Email Rlw67@aol.com
Phone 1-860-367-9074

October 2,2002

Congressman Robert Simmons, 2 Courthouse Square, Norwich CT. 06360

Dear Congressman :

I am writing you this letter because I would like to forward it and copies of the attached letters to both the Department of Labor and Federal agency the monitor private pension plans.

On July 4,2001 was my last day of work at the Norwich Bulletin Newspaper in Norwich, CT.

On Sept.14, 2001 the Norwich Bulletin Human Resource Dept forward my Gannett Retirement Plan, Calculation Request form to Corporate Headquarters.

On Sept 28, 2001 Mr. Thomas E. Burgum Supervisor / Retirement Plan Administration complete the letter notifying of my benefit inder the Gannett Retirement Plan – Vest Benefit / Voluntary Lump Sum Notification did not include any work sheet used to calculate my retirement benefits at $7,040.22 dollars.

On Oct. 8, 2001, I mail Mr. Thomas E. Burgum a letter requesting a copy of all worksheets used to compute my retirement benefits and for a copy of the retirement plan and he complied with on Oct.11, 2001.

On Nov. 23,2001 I mail a letter to Mr. Thomas E. Burgum questing various line items on my retirement work sheet completed by Mrs. Jamie Dunn example Gannett Retirement Plan Request form 22 for year 2001 did not agree with my last paycheck stub a difference of $1,129.83 dollars and my hourly wage was $ 9.30 per hour. Also did not list the following I was out of work on Family Leave act of 1993. The Retirement Plan Request form was no submitted in the period in accordance Gannett Retirement Plan.

On Nov. 27, 2001 Mr. Thomas Burgum increase the valve of retirement benefit to $ 8,097.26 an increase of $ 1,057.04

On May 7, 2002 while attending the Annual Stock holder Meeting at the Gannett Corporate Headquarter, 7950 Jones Branch Drive, McLean Va. 22107. Mr. Thomas Burgum inform me that It Corporate policy not give retirement work sheet to employees because of " the employee are happy and surprise with the cash valve listed in the Vested Benefit / Voluntary Lump Sum Notification letter and they just toss the work sheet out without reviewing the work sheets.

Question One: Is their a federal law or policy of the Labor Dept. that requires an employer to the employee review the pension work sheets prior to mailing to corporate headquarter for computation If not why not.

Question Two: Is their a federal law or policy of the Labor Dept. that requires an employer to furnished an employee a copy of pension work sheets for their review when they are informed of the value of pension benefits which they are going to receive if not why not.

Question Three: If there is no federal law or policy of the Labor Dept that requires an employer to furnished an employee a copy of all work sheets for their review. Which was used to calculate how their pension benefits value and verify the information was correct.

I here by request that you introduce federal legislation or changes to the policy of the Dept of Labor to require employer to furnish a copy of the local work sheets to the employee for his review prior to mailing to the corporate Headquarters.

I here by also request that you introduce federal legislation or changes to the policy of the Dept of Labor to require an employer to furnish a copy of all work sheets that were used to calculate the value of their pension benefits. When the former employee is informed of the value his pension benefits. Because an employee should not have to ask his employer for any works sheets used to calculate his or her pension benefits.

Sincerely,



Raymond L. Wehling

Mr. Thomas Burgum Supervisor / Retirement Plan Administration, Gannett CO. 7950 Jones Branch Drive, McLean VA. 22107 , Phone. 1 – 703-854-6000.

Mrs. Jamie Dunn Human Resources Dept Head, Norwich Bulletin, 66 Franklin St. Norwich, CT. 06360, Phone 1 -860-887- 9211.

Mr. Doug McCorkindale Chief Executive Officer Gannett Co. 7950 Jones Branch Drive , McLean, VA. 22107, Phone 1- 703- 854-6000.

EXHIBIT K

Letter from Congressman Rob Simmons, Connecticut Second Congressional District dated November 4, 2002 Exhibit K page K - 1

ROB SIMMONS
SECOND DISTRICT
CONNECTICUT



CONGRESS OF THE UNITED STATES
HOUSE OF REPRESENTATIVES
WASHINGTON, DC 20515

ARMED SERVICES COMMITTEE
MILITARY PROCUREMENT SUBCOMMITTEE
MILITARY PERSONNEL SUBCOMMITTEE

TRANSPORTATION AND INFRASTRUCTURE COMMITTEE
SUBCOMMITTEE ON RAILROADS
SUBCOMMITTEE ON HIGHWAYS AND TRANSIT
SUBCOMMITTEE ON COAST GUARD AND MARITIME TRANSPORTATION

VETERANS' AFFAIRS COMMITTEE
SUBCOMMITTEE ON HEALTH

November 4, 2002

Mr. Raymond Wehling
45 Driscoll Drive
Uncasville, Connecticut 06382

Dear Mr. Wehling:

Thank you for contacting me regarding your pension calculation.

I contacted the United States Department of Labor on your behalf. They looked into the matter and notified me that the law does not require a company to provide the worksheet with a pension calculation.

Thank you for bringing this matter to my attention because I feel it is something I would like to research with legislation in mind.

If I can be of service to you again in the future, please do not hesitate to contact my Norwich office at (860) 886-0139.

All the best,



Rob Simmons
Member of Congress
Second District, Connecticut

RS:bw

K - 1

EXHIBIT L

AT&T Corporation annual shareholder meeting July 10,2002 Shareholder Proposal (Item 9 on Proxy card) "AT&T Employee Pension Plan" Exhibit L pages L – 1 thru L - 4

AT&T CORP.

295 North Maple Avenue
Basking Ridge, NJ 07920-1002

NOTICE OF ANNUAL MEETING OF AT&T SHAREHOLDERS TO BE HELD ON JULY 10, 2002

The 117th annual meeting of shareholders of AT&T Corp. will be held at 9:30 a.m., local time, on Wednesday, July 10, 2002, at the Charleston Area Convention Center Complex, 5001 Coliseum Drive, N. Charleston, South Carolina 29418, for the following purposes:

- to elect directors for the ensuing year;
- to ratify the appointment of auditors to examine AT&T's accounts for the year 2002;
- to approve and adopt the merger agreement by and among AT&T Corp., AT&T Broadband Corp., Comcast Corporation, and the other parties thereto, whereby AT&T Broadband, a newly formed company that will contain our broadband businesses, will be spun off and combined with Comcast in a new Pennsylvania corporation called "AT&T Comcast Corporation," and the transactions contemplated by the merger agreement, including the AT&T Broadband spin-off;
- to approve the AT&T Comcast charter, including the corporate governance provisions of the AT&T Comcast charter described in the joint proxy statement/prospectus;
- to approve and adopt an amendment to AT&T's charter to authorize the creation of AT&T Consumer Services Group tracking stock;
- to approve a new incentive plan to enable AT&T to grant incentive awards based on shares of AT&T Consumer Services Group tracking stock to officers and employees of AT&T and its subsidiaries;
- to approve an amendment to AT&T's employee stock purchase plan to permit the issuance of AT&T Consumer Services Group tracking stock under the plan;
- to approve an amendment to AT&T's charter to effect a one-for-five reverse stock split of AT&T common stock at the discretion of our board of directors; and
- to act upon such other matters, including the shareholder proposals set forth in Chapter XIV of the joint proxy statement/prospectus, as may properly come before the AT&T annual meeting or any adjournment or postponement thereof.

We describe these items of business more fully in the joint proxy statement/prospectus.

Only holders of record of AT&T common stock at the close of business on May 14, 2002 are entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

MARILYN J. WASSER
Vice President — Law and Secretary

Basking Ridge, NJ
May 14, 2002

If you attend the meeting you may be asked to present valid government-issued identification, such as a driver's license or passport, before being admitted. Cameras, recording devices, and other electronic devices will not be permitted, and attendees will be subject to security inspections.

We urge you to vote by telephone or via the Internet, or to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the annual meeting in person. You can withdraw your proxy, or change your vote at any time before it is voted. You can do this by executing a later-dated proxy, by voting by ballot at the annual meeting, by telephone or via the Internet, or by filing an instrument of revocation with the inspectors of election in care of our Vice President — Law and Secretary at the above address.

that adoption of this proposal would inappropriately signal a departure from historic policy, wrongly suggest tolerance for discrimination based on sexual orientation, negatively impact our workplace environment, and would not be in the best interests of AT&T.

AT&T has a long standing policy of non-discrimination in the workplace and abides by applicable federal, state and local laws. Our corporate policy is, in part, "to prohibit unlawful discrimination or harassment because of race, color, creed, religion, national origin, citizenship, sex, marital status, age, physical or mental disability, sexual orientation, or because of one's status as a special disabled veteran or veteran of the Vietnam era, in any employment decision or in the administration of any personnel policy." The primary purpose of this policy is to foster an inclusive workplace which does not subject any of our employees to abuse, harassment, or discrimination.

We strive to foster an atmosphere of respect for responsible opinions and views of all kinds, crossing the full spectrum of beliefs and issues. We also strive to create an environment that enhances creativity and innovation where our employees work well together to better serve our customers. This helps us to attract talented individuals to become employees and to contribute fully to meeting our business objectives. We believe this is in the best interests of AT&T, our employees, our customers, and our shareholders. **Therefore, your directors recommend that shareholders vote AGAINST the above proposal.**

Shareholder Proposal (Item 9 on Proxy Card)

Domini Social Investments LLC, 536 Broadway, 7th Floor, New York, NY 10012-3915; Carol A. Rice, 5402 Connecticut Avenue NW, Washington, DC 20015; Gerald E. Scorse, 392 Central Park West, #11C, New York, NY 10025; Northstar Asset Management Inc., 30 St. John Street, Boston, MA 02130; and Lester Goldstein, 3735 Meridian Avenue North, Seattle, WA 98103-9138, have resubmitted the following proposal:

"AT&T Employee Pension Plan

"Whereas

"AT&T announced a conversion from their traditional defined benefit pension plan to a cash balance plan as of July 1997. The method of conversion to the cash balance plan has the potential to dramatically reduce the pension of 30,000 AT&T employees. Longer service employees retain all benefits but pension benefits are frozen with no growth for up to 13 years. By depriving long term workers of the benefit of their increased years of service and their peak earning years, employers break the explicit promises made in the traditional defined benefit pension plan.

"Top executives also enjoying a non-qualified pension plan plus stock options for the bulk of their retirement package are less affected. AT&T stated in the 1999 Shareholder Booklet that their intent is to "provide competitive compensation to the employees and executives who continue to serve the Company." Executives continue to receive multimillion-dollar compensation packages despite the reduction of the shareholder dividend and the millions of dollars lost on poor business ventures, while experienced employees have seen no growth in their retirement compensation.

"The AT&T employees, conscious of an AT&T brand that took millions of shareholder dollars to establish, have expressed their concerns via email and an educational employee website, http://att.nac.net. Unlike IBM and Bell Atlantic that have both offered concessions, and Kodak, Citibank and Aetna that have offered to "grandfather" affected employees, AT&T has offered nothing.

"The employees in AT&T's Management Pension Plan filed a class action lawsuit against AT&T in August 1998. Presently in the discovery phase, it alleges that AT&T violated ERISA and The Age Discrimination in Employment Act in implementing a 1997 conversion to a cash balance pension plan. The court has certified all class members as plaintiffs. If litigation continues, the court may award damages estimated to be in the billions of dollars.

"AARP, formerly known as the American Association of Retired Persons, has filed an amicus brief on behalf of the suing AT&T employees, and in Congressional testimony, called for a full investigation to determine whether cash balance plans violate age discrimination laws.

"AT&T Executives claimed the Cash Balance Plan helped address the varying needs of our employees. Cash Balance Plans are not the problem. The problem was caused by AT&T selecting a conversion method which was financially devastating to their most experienced employees. How will AT&T retain the loyalty of talented, motivated employees as times get tougher?

"**Resolved:** the shareholders request that the AT&T Board of Directors adopt the following policy: All employees vested as of Jan 1, 1998 will have the choice of either (1) the long-promised traditional pension plan with base window updates no less than every three years; or (2) the cash balance plan."

"Supporting Statement

At the 2001 Annual Meeting, 11.3% of AT&T shareholders, representing 331 million shares, voted in support of this resolution.

Your directors recommend a vote against the above proposal. At the 2001 Annual Meeting of Shareholders, this proposal was defeated by more than 85% of the votes cast. In 1997, AT&T changed the AT&T Management Pension Plan ("the Plan") from a traditional defined benefit pension plan to a cash balance plan because AT&T needed to remain competitive. Changing the Plan brought AT&T in line with other Fortune 500 companies and was inevitable for several reasons. First, AT&T was one of the last major companies to provide unreduced pensions at age 55. Second, it is unlikely the Company could have continued to update the traditional pension formula as it had in the past. Management considered the issues and concluded that cash balance was the best approach for employees, the Company and its shareholders while recognizing the need to offer reasonable benefits.

With cash balance, an employee's pension is expressed in total dollars, so it is easier to understand and appreciate its value. An employee's cash balance account grows with pay credits and interest credits each year. The Plan uses a progressive scale for pay credits, unlike some other cash plans, which use a flat rate. The percentage of pay credited to an employee's account increases from 3% under 30 years of age, gradually rising to 10% after age 54. Cash balance also provides employees with more pension payout options, including the ability to roll over pension assets to a new employer's retirement plan or an IRA.

The proposal for return to a defined benefit pension is based on the premise that AT&T took away "long-promised" benefits when it changed to the Cash Balance formula. Rather, employees retained all the benefits accrued under the Plan through the date of the change. In addition, to transition employees to Cash Balance, the Company did not simply freeze traditional pension plan benefits the employees had earned to date, which it could have lawfully done. Instead, the Company added a "Special Update" transition benefit to the traditional pension formula, which on average yielded a 25% improvement for long-service employees. Because employees are legally protected against cutbacks in accrued pension benefits, employees who retire and elect monthly pension payments will receive the higher monthly benefit calculated under either the Special Update formula or the Cash Balance formula.

Although four employees are pursuing a class action lawsuit against AT&T alleging that AT&T violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) and The Age Discrimination in Employment Act by amending the Plan to incorporate the Special Update and the Cash Balance formula, AT&T believes it has meritorious defenses to this lawsuit. In fact, the court hearing the case has already dismissed a number of the claims, including all claims of age discrimination. Moreover, it is up to the court, not the employees or shareholders, to decide any appropriate remedy if it finds any technical violations in AT&T's design and/or implementation of the cash balance formula.

In summary, AT&T is committed to providing its employees with a total compensation and benefits package that is competitive and that serves to attract and retain the best performers but not burden the Company with an unduly high cost structure. To do so, AT&T will continue to review its plans and programs, and make changes where appropriate. Management and the Board are committed to a cash balance pension plan design, as it better reflects the reality of today's marketplace, both in terms of employee career expectations and the competitiveness of our total compensation programs. Furthermore, the proposal to offer choice is inappropriate for our Company and its employees, and unnecessary considering the significant increase of the Special Update transition benefit and the availability of the higher monthly pension benefit upon termination of employment. **Therefore, your directors recommend that shareholders vote AGAINST this proposal.**

Shareholder Proposal (Item 10 on Proxy Card)

The AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, DC 20006, has submitted the following proposal:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders shall be given the opportunity to vote separately on whether the new corporation will:

- "Have a classified board of directors;
- "Eliminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law;
- "Eliminate the right of shareholders to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required under state law;
- "Require approval of more than a majority of shareholders to amend some or all provisions of the charter; or
- "Require approval of more than a majority of shareholders to amend some or all bylaws.

"Each item above shall be the subject of a separate management proposal. Nothing in this proposal shall be construed to require AT&T to breach any existing contractual obligation.

"SUPPORTING STATEMENT

"AT&T has been exploring various ways to restructure its businesses. In July 2001, AT&T filed a preliminary proxy statement for a special shareholder meeting seeking shareholder approval for a series of transactions and changes to AT&T's capital structure.

"AT&T planned to ask shareholders to approve (a) the creation of tracking stocks reflecting the value of the broadband and consumer services businesses, and (b) the spinoff of a new company, to be called "AT&T Communications Services" ("ACS"), to hold the business services and consumer services businesses. Although the special meeting was not held, AT&T continues to explore restructuring options.

"We are concerned about the corporate governance features that were contemplated for ACS. Specifically, AT&T stated in the proxy statement that ACS's charter would establish a classified board, provide that ACS shareholders have no right to call a special meeting or act by written consent, and require the approval of at least 80% of outstanding shares to amend certain charter provisions and bylaws. We believe that these features may have the effect of entrenching management and making it more difficult for shareholders to hold management accountable, especially if ACS adopts a poison pill (which AT&T stated it expected ACS's board to do).

"There is evidence that firms with the strongest shareholder rights significantly outperform companies with weaker shareholder rights and the broader market. A 2001 study of 1,500 firms by researchers at Harvard and the Wharton School found a significant positive relationship between greater shareholder rights, as measured by a governance index, and both firm valuation and performance from 1990 to 1999. The index took into account, among other things, whether a

EXHIBIT M

Raymond L. Wehling copy of Gannett CO., INC. Certificate of Stock for 175 shares of Common Stock Number MN75773 dated September 20, 2001 Exhibit M page M-1.

Legal Proxy from USB PAINEWEBBER INC. the undersigned holder of 175 securities of Gannett Co. Inc., Meeting 05/07/02 , appoint and constitute Raymond L. Wehling R/O IRA dated 04/013/02 Exhibit M page M-2.

Raymond L. Wehling 401K Gannett Co., Inc . Participant Statement dated 12/31/1999 Exhibit M pages M-3 and M-4.

GH01 4001510193 DEP0420449 0954 ... 1012610051016



NUMBER MN75773

COMMON STOCK





SHARES **175**

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

GANNETT CO., INC.

THIS CERTIFICATE IS TRANSFERABLE IN MINNEAPOLIS, MINNESOTA OR NEW YORK, NEW YORK

CUSIP 364730 10 1
SEE REVERSE FOR CERTAIN DEFINITIONS

This Certifies that

MN 075773 UBS PAINE WEBBER INC TR ***175*****
RAYMOND L WEHLING IRA ****175*****
09 17 01 *****175****
#NL01513 ******175**
45 DRISCOLL DR *******175*
UNCASVILLE CT 06382

is the owner of **ONE HUNDRED SEVENTY FIVE**

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, OF

Gannett Co., Inc., transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to all of the provisions of the Certificate of Incorporation and the By-Laws of the Corporation and all amendments thereto, to all of which the holder by acceptance hereof assents. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

In Witness Whereof, the Corporation has caused this certificate to be signed by its duly authorized officers.

CERTIFICATE OF STOCK

DATED: SEPTEMBER 20, 2001

Thomas L. Chapple
SECRETARY

D. McFarland
PRESIDENT AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED:
WELLS FARGO BANK MINNESOTA, N.A.
TRANSFER AGENT AND REGISTRAR
BY
AUTHORIZED SIGNATURE

M-1

© UNITED STATES BANKNOTE CORPORATION

LEGAL PROXY

KNOW ALL PERSONS BY THESE PRESENTS, that we,
UBS PAINEWEBBER INC.
the undersigned holder of **175** securities of
GANNETT CO., INC., MEETING 05/07/02,
do hereby revoke any proxy heretofore given by us for said securities;

Further know, that we hereby appoint and constitute

RAYMOND L. WEHLING R/O IRA
45 DRISCOLL DRIVE
UNCASVILLE CT 06382-1822

or either or any of them, as our true and lawful attorney to vote as our proxy, for said securities only, in our stead at the **ANNUAL** meeting of security holders of 'company', or at any adjournment thereof, on any matter which may properly and legally come before such meeting, including, but not limited to, the election of directors, if any;

And finally know, that we appoint the above named to act in the same capacity and as fully as we could act if we were personally present at such meeting.

DATED: 04/13/02 SIGNED:



ATTORNEY-IN-FACT

PXYLEG


401-K

Participant Statement

000002267 004

RAYMOND L. WEHLING
314 NORWICH AVE
TAFTVILLE CT 06380

Social Security Number 255-76-5659

Personal Information

Vested Percent	100%
Vested Balance	$9,837.28

Employee Contribution Rates

Before-Tax Rate	15%

Calendar YTD Contributions

Before-Tax	$1,968.52
Company Match	$393.70

Stock Information as of 12-31-1999

Gannett Stock	
Equivalent Shares	104.737074
Stock Price	$81.563000
Company Match	
Equivalent Shares	15.872515
Stock Price	$81.563000

Summary of Balances for the Gannett 401(k) Savings Plan as of 12-31-1999

	Value	Quarterly Return		Value	Quarterly Return
Gannett Stock	$8,542.67	18.19%	Company Match	$1,294.61	18.19%
Aggressive Growth	$0.00	32.11%	Growth	$0.00	32.47%
S&P 500 Index	$0.00	14.99%	International	$0.00	36.27%
Diversified	$0.00	20.88%	Growth and Income	$0.00	10.74%
Active Bond	$0.00	0.81%	Fixed Income	$0.00	1.60%
Money Market	$0.00	1.37%			

Total All Balances $9,837.28

Gannett 401(k) Savings Plan Account Activity From 10-01-1999 Through 12-31-1999

	Gannett Stock	Company Match	Total All Funds
Investment Elections	100%	0%	
Opening Balance			
Before-Tax	6,731.48	0.00	6,731.48
Company Match	0.00	992.05	992.05
Your Contributions			
Before-Tax	551.68	0.00	551.68
Company Contributions			
Company Match	0.00	110.34	110.34
Earnings	1,237.94	188.95	1,426.89
Dividends	21.57	3.27	24.84
Closing Balance	**$ 8,542.67**	**$ 1,294.61**	**$ 9,837.28**

M - 4

For further information about your account or fund information, please visit us on-line at Your Benefits Resources Web Site address http://resources.hewitt.com/gannett or call an Account Representative at 1-800-715-401k.

Great care is taken in the preparation of this statement. However, errors can occur. Please examine your statement carefully and refer any questions to an Account Representative. If an error is found on this statement, future statements will be corrected.

EXHIBIT N

Question for the Securities and Exchanges Commission Exhibit N pages N-1 .

December 10, 2002

Questions for the Securities and Exchange Commission

1. In Exhibit L pages L-1 thru L-4 AT & T annual share holder meeting of July 10,2002 share holder proposal (item 9 on Proxy card) "ATT &T Employee Pension Plan"

Question. If the ATT & T Stock holders can vote matter employee pension plan can you explain why Gannett stock holders should not a be able to vote on the issue of requiring Gannett Co. Inc. To furnished all vested employees in Gannett Company pension Plan copies of Pension calculation form and work sheets used to calculate their pension benefits. An who leave the company for some of the following examples to be a stay at home mother, care family member, go to work for Wal-Mart, or be fired.

2. On November 24, 2002 I sent at fax on November 24,2002 Mr. John C. Partigan stating that " I would be submit my own statement to the Securities and Exchange Commission on my share holder proposal.

Question. How many days after the Securities and Exchange Commission a letter concerning a share holder proposal does the start the reviewing process? On the other hand, do they wait to see if the stockholder is going to submit a statement first?

3. Question. How does a stockholder demonstrate continuous ownership of stock if they change stock brokers examples going from Merrill Lynch to USB PaineWebber or transfer stock from Employers 401K custodial agent to USB PaineWebber?

4. Question. Can you explain to me the process a company use to review of its stock ownership records to determined if a person actually owner of a company common Stock and had not been one during the relevant period?

5. Question. How would a stockholder verify a stock certificate is counterfeit or possible stolen ? See Exhibit M-1.

6. Question. If the Securities and Exchange Commission vote not approve this share holder proposal when is the earliest I can try to have it resubmitted in the annual share holder proxy vote ?

7. Question. Can you review EXHIBIT O – 1. Shareholder Proposal Dated December 10,2002 and let me know it all current Securities and Exchange Commission Rule 14a sections so I do waste your time at some future date?

EXHIBIT O

Sample Shareholder proposal dated December 10, 2002 Exhibit O page O - 1

December 10, 2002

SHAREHOLDER PROPOSAL

"WHEREAS, Our Company Policy (Gannett Company Inc.) Not to the employee review the Gannett Retirement Calculation Work sheet before submitting to Gannett Corporate Headquarters with out a request.

"WHERREAS, Our Company Policy (Gannett Company Inc.) Not to give Gannett Calculation Work Sheets or the Pension Equity Method work sheets to employees who are vest in the retirement plan and leave the Company prior to normal retirement age for some of the following reasons stay at home an raise her children, change jobs, relocate to a different city spouse being transferred or being fired.

"WHEREAS, This shareholder proposal does not violet Federal Law and the aaroval of this Shareholder proposal will prevent pension valves being calculated with incorrect years of service, earned income, military service or time miss from work due to the (Family and Medical Leave act of 1993).

"WHEREAS This shareholder Proposal can be implemented at minum cost of (5) sheets of copy paper (Xerox paper) and the price of first class stamp to be to address designated by employee, if no address is designated mail it to address his last paycheck was mail to.

THEREFORE BE IT RESOLVED, That the shareholders request that the board of Directors of Gannett Company Inc. develop and adopt a comprehensive way of insuring that all employees vest in the retirement plan have copies of their Gannett Retirement Calculation Work sheets to review prior to forwarding Gannett Corporate Headquarters and receive copies of all work sheets including Pension Equity Method work sheets also ask them if they need a current copy of Retirement Plan Summary Book. When an employee decides to stay home a raise their children, change job, relocate to a different city due to spouse being transferred / relocated by their company or being fired.

BE IT FUTHER RESOLVED that the shareholders request the Board of Directors adopt such policy at the earliest time and they report on the progress made in this regard and any problems found during the imputation should be included in the next annual shareholder meeting proxy statement

Sincerely,

Raymond L. Wehling

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gannett Co., Inc.
Incoming letter dated November 19, 2002

The proposal requests that the board of directors make certain changes to the administration of Gannett's retirement plan.

There appears to be some basis for your view that Gannett may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Gannett omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gannett relies.

Sincerely,



Gail A. Pierce
Attorney-Advisor